POSITIONED TO SUCCEED

AMERICAN VANGUARD

2009 ANNUAL REPORT

ABOUT

AMERICAN VANGUARD CORPORATION

Founded in 1969, American Vanguard Corporation is a diversified specialty and agricultural products company focusing on crop protection, turf and ornamental management, and public and animal health. The Company has continued its successful strategy of acquiring or licensing both new and well established product lines that serve numerous high valued market niches. Through skillful marketing, aggressive product registration activities, quality manufacturing, and international expansion, American Vanguard has positioned itself to capitalize on developing trends in global agriculture.

HISTORICAL FINANCIAL PERFORMANCE

(dollars in thousands except earnings and dividend information)

	2009	2008	2007
Net sales	**$209,329**	$237,538	$216,662
Net income	**$ (5,789)**	$ 20,019	$ 18,728
Earnings per common share—assuming dilution[1]	**$ (0.21)**	$ 0.73	$ 0.68
Total assets	**$254,711**	$286,937	$248,581
Long-term debt less current portion	**$ 45,432**	$ 75,748	$ 56,155
Stockholders' equity	**$153,087**	$155,943	$139,739
Weighted average shares outstanding—assuming dilution[1]	**$ 27,120**	$ 27,469	$ 27,436
Dividends per share of common stock[1]	**$ 0.060**	$ 0.080	$ 0.070

Additional information available in the enclosed SEC filing Form 10-K, page 20.

(1) The diluted weighted average number of shares outstanding, net income per share and dividend information for all periods presented have been restated to reflect the effects of stock splits and dividends.

Results shown for 2009 reflect the inclusion of a one-time, non-cash charge of $13.5 million taken to adjust the value of inventories of American Vanguard at December 31, 2009.

DEAR SHAREHOLDERS:



ERIC WINTEMUTE
President and CEO

As most of you are aware, 2009 proved to be a very challenging year for the agricultural chemical industry and for American Vanguard. A combination of poor weather, falling crop commodity prices and reduced farm credit availability caused growers to limit their purchases of agricultural inputs and also caused the distribution channel to refrain from replenishing their inventories to typical levels. As a result, manufacturers like American Vanguard faced an unexpected and serious back-up in the normal flow of goods to market.

In the face of adverse conditions, our management acted decisively to maintain our market competitiveness and to secure our financial position. Specifically, we scaled back our manufacturing activity, tightened our cost and expense controls, strengthened key functions, and aggressively managed inventory and debt down to much lower levels. By taking these difficult and assertive actions, we succeeded in defending our market position in all important crop and product segments, while achieving a much stronger balance sheet. In short, like the iconic, firmly-rooted tree on the cover of this annual report, we bent—but did not break! We have emerged with a strengthened core and a renewed capacity to branch out for growth in coming years.

In 2010, we are encouraged by a number of factors. Distribution channel inventories have been lowered to the point that supply replenishment is needed. End-use demand is rising due to improved farm credit and increased acreage for cotton and peanuts, two crops in which Amvac has a strong position. Ample rain and snowfall in the western United States should relieve some of the water shortages that have hampered growers in that region. Further, increased demand should allow us to raise our factory production activity and more fully absorb fixed manufacturing costs.

We are also placing a renewed emphasis on a promising part of our traditional business model, namely, the in-house development and commercialization of new compounds. As we drive sales through growth of existing product lines and branded products that we acquire or license from others, we are also expanding our pipeline of patentable compounds for use in both agricultural and non-crop applications. These new product candidates are targeted at high-value, niche markets with high potential profitability. The first of these new products (a potato sprout inhibitor) should be ready for commercialization in 2011. We will continue to seek new product candidates from both university research labs and companies around the world who remain committed to chemical research.

The bottom line on American Vanguard as we enter a new decade is..."strong roots, solid trunk, expanding branches." We will exercise financial prudence, make sound business decisions and maintain close banking relationships to ensure that we remain firmly rooted in a solid balance sheet. Further, we will continue to build on our core strengths of talented people, diverse product portfolio, and domestic manufacturing to serve our customers' needs. Finally, we will branch out by expanding through acquisition and licensing, new product development, and collaborative ventures with other industry participants both domestically and internationally.

American Vanguard is "Positioned to Succeed." We are very excited about the future of our company and we appreciate the enthusiastic support of our shareholders.

Sincerely,

Eric G. Wintemute

Eric G. Wintemute
President and CEO


AMERICAN VANGUARD
2009 FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Year Ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For The Transition Period From To

Commission file number 001-13795

AMERICAN VANGUARD CORPORATION

Delaware	**95-2588080**
(State or other jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification Number)
4695 MacArthur Court, Newport Beach, California	**92660**
(Address of principal executive offices)	(Zip Code)

(949) 260-1200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15 (d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting stock of the registrant held by non-affiliates is $233.3 million. This figure is estimated as of June 30, 2009 at which date the closing price of the registrant's Common Stock on the New York Stock Exchange was $11.29 per share. For purposes of this calculation, shares owned by executive officers, directors, and 5% stockholders known to the registrant have been deemed to be owned by affiliates. The number of shares of $.10 par value Common Stock outstanding as of June 30, 2009, was 27,104,545. The number of shares of $.10 par value Common Stock outstanding as of February 26, 2010 was 27,314,566.

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

ANNUAL REPORT ON FORM 10-K
December 31, 2009

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES
(Dollars in thousands, except per share data)

PART I

Unless otherwise indicated or in the context otherwise requires, the terms "Company," "we," "us," and "our" refer to American Vanguard Corporation and its consolidated subsidiaries.

Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions, and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties. (Refer to PART II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation, Risk Factors, of this Annual Report.)

ITEM 1 BUSINESS

American Vanguard Corporation was incorporated under the laws of the State of Delaware in January 1969 and operates as a holding company. Unless the context otherwise requires, references to the "Company", or the "Registrant" in this Annual Report refer to American Vanguard Corporation and its consolidated subsidiaries. The Company conducts its business through its subsidiaries, AMVAC Chemical Corporation ("AMVAC"), GemChem, Inc. ("GemChem"), 2110 Davie Corporation ("DAVIE"), AMVAC Chemical UK Ltd. ("Chemical UK"), Quimica Amvac de Mexico S.A. de C.V. ("Quimica Amvac"), AMVAC Switzerland GmbH, AMVAC do Brasil Representácoes Ltda, Environmental Mediation, Inc, and AMVAC de Costa Rica Sociedad Anonima.

Based on similar economic and operational characteristics, the Company's business is aggregated into one reportable segment. Refer to Part I, Item 7 for selective enterprise information.

AMVAC

AMVAC is a California corporation that traces its history from 1945. AMVAC is a specialty chemical manufacturer that develops and markets products for agricultural and commercial uses. It manufactures and formulates chemicals for crops, human and animal health protection. These chemicals, which include insecticides, fungicides, herbicides, molluscicides, growth regulators, and soil fumigants, are marketed in liquid, powder, and granular forms. Years ago AMVAC considered itself a distributor-formulator, but now AMVAC primarily manufactures, distributes, and formulates its own proprietary products or custom manufactures or formulates for others. AMVAC has historically expanded its business through both the acquisition of older chemistries (which it has revived in the marketplace) and the development and commercialization of new compounds through licensing arrangements. Below is a description of the Company's acquisition/licensing activity over the past five years.

On May 16, 2008, AMVAC completed the acquisition of the Thimet insecticide product line from Aceto Agricultural Chemicals Corporation ("Aceto Ag"). Thimet is used on agricultural crops, mainly potatoes, corn, cotton, rice, sugarcane and peanuts, to protect against chewing and piercing-sucking insects. Purchased assets included registrations, data, know-how and certain inventories. The acquisition was made in connection with the settlement of litigation between AMVAC and Aceto Ag.

On March 7, 2008, AMVAC acquired from Bayer Cropscience LP ("BCS") certain assets at BCS's facility located in Marsing, ID, (the "Marsing Facility"). The Marsing Facility consists of approximately 17 acres of improved real property, 15 of which are now owned by AMVAC and two of which are leased by AMVAC from the City of Marsing for a term of 25 years. The acquired assets, primarily include real property, buildings and manufacturing equipment. In connection with the acquisition, AMVAC and BCS agreed to enter into a master processor agreement under which AMVAC is providing certain tolling services to BCS for a period of four years.

On January 16, 2008, AMVAC, pursuant to the provisions of a definitive Sale and Purchase Agreement (the "Agreement"), acquired from Valent U.S.A. Corporation the Orthene® insecticide product line. Orthene is used on agricultural crops, including beans, brussels sprouts, cauliflower, celery, cotton, cranberries, head lettuce, mint and others and ornamental and forests. Under the Agreement, AMVAC purchased the proprietary formulation information, registration rights, marketing materials, certain intellectual property rights and existing inventories of the agricultural and professional product lines.

On December 28, 2007, AMVAC, pursuant to the provisions of a definitive Sale and Purchase Agreement (the "Agreement") between AMVAC and BASF Aktiengesellschaft ("BASF"), through which AMVAC purchased the global Counter product line from BASF , acquired certain manufacturing assets relating to the production of Counter® and Thimet® and located at BASF's multi-plant facility situated in Hannibal, Missouri. This acquisition ensured the continuing supply of these high-quality insecticide products for use in a wide variety of agricultural applications and significantly increased the Company's organophosphate manufacturing capacity.

On December 17, 2007, AMVAC acquired the pentachloronitrobenzine ("PCNB") fungicide product line from the Crop Protection division of Chemtura Corporation. Included in the purchase were the brands Turfcide® and Terraclor®, highly effective fungicides that control a wide range of diseases in turf and ornamental applications and certain agricultural crops and are a component of seed treatment dressings. These products are registered in the United States, Canada, Mexico, Brazil, Australia, Turkey, South Africa and a number of other countries.

On February 16, 2007 AMVAC acquired intellectual property rights to the EZ Load® closed delivery system from Loveland Products, Inc. In connection with the transaction, AMVAC obtained the patent registrations and trademarks to EZ Load both domestically and internationally. Through this acquisition, AMVAC has reaffirmed its commitment to product stewardship by offering a third closed delivery system (now SmartBox®, Lock 'N Load® and EZ Load) to users of its products.

In December 2006, AMVAC acquired the product line permethrin (a synthetic pyrethroid insecticide) from Syngenta Crop Protection, Inc. In connection with the transaction, AMVAC acquired both crop and non-crop uses of the product line in the U.S., Mexico and Canada. Acquired assets included registration rights, manufacturing and formulation know-how, inventories, customer lists and the trademarks Ambush® and Prelude® in the aforementioned territories.

In November 2006, AMVAC acquired the global Counter insecticide product line and the Lock 'N Load closed delivery system from BASF. The product line consisted of the active ingredient terbufos, the trademarks Counter and Lock 'N Load, the manufacturing and formulation know-how, registration rights, intellectual property rights and inventories.

In December 2005, AMVAC acquired the cereal herbicide product line, difenzoquat from BASF. The product line consisted of the active ingredient difenzoquat, the trademark Avenge™, the manufacturing and formulation know-how, and registration rights and intellectual property rights in the United States and Canada. Avenge is a post-emergent herbicide primarily used to control wild oats in barley and wheat. Avenge has a unique mode of action: it can be tank mixed with many popular broad leaf herbicides to provide broadleaf weed control as well as for effectively managing herbicide resistance problems in wild oats.

In November 2005, AMVAC acquired the global phorate insecticide product line from BASF. The product line consisted of the active ingredient Phorate, the trademarks Thimet, Granutox® and Geomet®, the manufacturing and formulation know-how, registration rights, intellectual property rights and inventories as well as an exclusive license to use BASF's patented, closed delivery system, Lock 'N Load, in the United States,

Canada and Australia for Thimet. Thimet is registered in more than fifteen countries, with the main markets in Asia Pacific and the Americas. It is used on agricultural crops, mainly potatoes, corn, cotton, rice and sugarcane, to protect against chewing and piercing-sucking insects.

In March 2005, AMVAC entered into an exclusive multi-year agreement with BASF to develop, register and commercialize topramezone, a new herbicide for post-emergent use in corn in North America. Under the terms of a licensing and supply agreement BASF supplies the product to AMVAC. In August 2005, AMVAC received a registration from the U.S. Environmental Protection Agency for Impact® (active ingredient: topramezone), a new herbicide for the use in field corn, seed corn, sweet corn and popcorn.

Seasonality

The agricultural chemical industry in general is cyclical in nature. The demand for AMVAC's products tends to be slightly seasonal. Seasonal usage, however, does not necessarily follow calendar dates, but more closely follows varying growing seasonal patterns, weather conditions and weather related pressure from pests, and customer marketing programs and requirements.

Backlog

AMVAC does not believe that backlog is a significant factor in its business. AMVAC primarily sells its products on the basis of purchase orders, although it has entered into requirements contracts with certain customers.

Customers

Tenkoz; Crop Production Services, Inc (formerly United Agri Products, Western Farm Services and Crop Production Services); and Winfield Solution LLC (formerly Agriliance) accounted for 21%,20% and 10%, respectively of the Company's sales in 2009; 18%, 19% and 12% in 2008; and 26%, 22% and 11% in 2007.

Competition

AMVAC faces competition from many domestic and foreign manufacturers in its marketplaces. Competition in AMVAC's marketplace is based primarily on efficacy, price, safety and ease of application. Many of such competitors are larger and have substantially greater financial and technical resources than AMVAC. AMVAC's ability to compete depends on its ability to develop additional applications for its current products and expand its product lines and customer base. AMVAC competes principally on the basis of the quality of its products, its price and the technical service and support given to its customers.

Generally, the treatment against pests of any kind is broad in scope, there being more than one way or one product for treatment, eradication, or suppression. In most cases, AMVAC has attempted to position itself in smaller niche markets which are no longer of strong focus to larger companies.

Intellectual Property

AMVAC's proprietary product formulations are protected, to the extent possible, as trade secrets and, to a lesser extent, by patents. Further, AMVAC's trademarks bring value to its products in both domestic and foreign markets. Although AMVAC considers that, in the aggregate, its trademarks, licenses, and patents constitute a valuable asset, it does not regard its business as being materially dependent upon any single trademark, license, or patent.

EPA Registrations

AMVAC's products also receive protection afforded by the effect of the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") legislation that makes it unlawful to sell any pesticide in the United States unless such pesticide has first been registered by the Environmental Protection Agency ("EPA") as well as under similar state laws. Substantially all of AMVAC's products are subject to EPA registration and re-registration requirements and are conditionally registered in accordance with FIFRA. This registration by EPA is based, among other things, on data demonstrating that the product will not cause unreasonable adverse effects on human health or the environment when it is used according to approved label directions. All states where any of AMVAC's products are used require a registration by that specific state before it can be marketed or used in that state. State registrations are renewed annually, as appropriate. The EPA and state agencies have required, and may require in the future, that certain scientific data requirements be performed on registered products sold by AMVAC. AMVAC, on its own behalf and in joint efforts with other registrants, has furnished, and is currently furnishing, certain required data relative to specific products.

Under FIFRA, the federal government requires registrants to submit a wide range of scientific data to support U.S. registrations. This requirement results in operating expenses in such areas as testing and the production of new products. AMVAC expensed $4,714, $3,410, and $2,013 during 2009, 2008 and 2007, respectively, related to gathering this information. Because scientific analyses are constantly improving, it cannot be determined with certainty whether or not new or additional tests may be required by the regulatory authorities. Additionally, while FIFRA Good Laboratory Practice standards specify the minimum practices and procedures which must be followed in order to ensure the quality and integrity of data related to these tests submitted to the EPA, there can be no assurance the EPA will not request certain tests/studies be repeated. AMVAC expenses these costs on an as incurred basis. See also PART II, Item 7 of this Annual Report for discussions pertaining to research and development expenses.

Raw Materials

AMVAC utilizes numerous firms as well as internal sources to supply the various raw materials and components used by AMVAC in manufacturing its products. Many of these materials are readily available from domestic sources. In those instances where there is a single source of supply or where the source is not domestic, AMVAC seeks to secure its supply by either long-term arrangements or advance purchases from its suppliers. AMVAC believes that it is considered to be a valued customer to such sole-source suppliers.

Environmental

During 2009, AMVAC continued activities to address environmental issues associated with its facility (the "Facility") in Commerce, CA. An outline of the history of those activities follows.

In 1995, the California Department of Toxic Substances Control ("DTSC") conducted a Resource Conservation and Recovery Act ("RCRA") Facility Assessment ("RFA") of those facilities having hazardous waste storage permits. During that same year, ten underground storage tanks located at the Facility were closed. In March 1997, the RFA culminated in DTSC accepting the Facility into its Expedited Remedial Action Program. Under this program, the Facility was required to prepare and implement an environmental investigation plan. Depending on the findings of the investigation, the Facility might also be required to develop and implement remedial measures to address any historical environmental impairment.

This activity then took two paths: the RCRA permit closure and the larger site characterization. With respect to the permit closure, in 1998, AMVAC began the formal process to close its hazardous waste permit at the Facility (which had allowed AMVAC to store hazardous waste longer than 90 days) as required by federal regulations. Formal regulatory closure actions began in 2005 and were completed in 2008, as evidenced by DTSC's October 1, 2008 acknowledgement of AMVAC's Closure Certification Report.

With respect to the site characterization, soil and groundwater characterization activities began in December 2002 in accordance with the Site Investigation Plan that was approved by the DTSC. Additional activities were conducted from 2003 to 2009 with oversight provided by the DTSC. Risk Assessment activities have commenced and are likely to continue over the next year under the oversight of the DTSC. Following such risk assessment activities, further investigation and/or potential remediation activities may be initiated in 2010 or 2011. At this stage, the extent of further investigation and potential remediation activities is uncertain. Further, it is uncertain whether the cost associated with such investigation and potential remediation activities will have a material impact on the Company's financial statements. Because the risk assessment has yet to be completed, the Company is unable to determine whether remediation is reasonably probable, nor can the cost of remediation be reasonably estimable (the scope can vary depending upon the risk assessment and many other factors). Accordingly, the Company has not set up a loss contingency with respect thereto.

AMVAC is subject to numerous federal and state laws and governmental regulations concerning environmental matters and employee health and safety at the Commerce, CA; Marsing, ID; Hannibal, MO and Axis, AL facilities. AMVAC continually adapts its manufacturing process to the environmental control standards of the various regulatory agencies. The U.S. EPA and other federal and state agencies have the authority to promulgate regulations that could have an impact on AMVAC's operations.

AMVAC expends substantial funds to minimize the discharge of materials in the environment and to comply with the governmental regulations relating to protection of the environment. Wherever feasible, AMVAC recovers raw materials and increases product yield in order to partially offset increasing pollution abatement costs.

The Company is committed to a long-term environmental protection program that reduces emissions of hazardous materials into the environment, as well as to the remediation of identified existing environmental concerns. As part of its continuing environmental program, except as disclosed in PART I, Item 3, Legal Proceedings, of this Annual Report, the Company has been able to comply with such proceedings and orders without any materially adverse effect on its business.

Employees

As of December 31, 2009, the Company employed approximately 330 employees. AMVAC, on an ongoing basis, due to the seasonality of its business, uses temporary contract personnel to perform certain duties primarily related to packaging of its products. The Company believes it is cost beneficial to employ temporary contract personnel. None of the Company's employees are subject to a collective bargaining agreement. The Company believes it maintains positive relations with its employees.

Export Operations

The Company opened an office in 2008 in Costa Rica to conduct business in the country. The office operates under the name AMVAC de Costa Rica Sociedad Anonima and markets chemical products for agricultural and commercial uses.

The Company opened an office in Basel, Switzerland in 2006. The office operates under the name AMVAC Switzerland GmbH. The Company formed the new subsidiary to expand its resources dedicated to non-U.S. opportunities, primarily in the European Union.

The Company also formed a Brazilian entity in 2006 operating under the name "AMVAC do Brasil Representácoes Ltda"—it functions primarily to import technical grade agricultural chemicals and to sell them to local formulators and distributors.

The Company opened an office in 1998 in Mexico to conduct business in Mexico and related areas. The office operates under the name Quimica AMVAC de Mexico S.A. de C.V. and markets chemical products for agricultural and commercial uses.

The Company opened an office in 1994 in the United Kingdom to conduct business in the European chemical market. The office, operating under the name AMVAC Chemical UK Ltd., focuses on developing product registration and distributor networks for AMVAC's product lines throughout Europe. The office is located in Surrey, England, to the southwest of London. The operating results of this operation were not material to the Company's total operating results for the years ended December 31, 2009, 2008 and 2007.

The Company classifies as export sales all products bearing foreign labeling shipped to a foreign destination.

	2009	2008	2007
Export Sales	$37,964	$41,250	$32,932
Percentage of Net Sales	18.1%	17.4%	15.2%

Risk Management

The Company continually evaluates insurance levels for product liability, property damage and other potential areas of risk. Management believes its facilities and equipment are adequately insured against loss from usual business risks. The Company has purchased claims made products liability insurance. In addition, the Company regularly monitors matters, whether insurable or not, that could pose material risk to its operations. In 2008, working in conjunction with Marsh Company and Andersen Consulting, the Company conducted a formal risk assessment of its operations and enterprise. Periodically, the Company re-examines risks that have been identified, takes measures taken to mitigate those risks, and, in light of changing business, economic and other circumstances, identifies new risks. Further, the Company's Board of Directors has formally assumed responsibility for risk oversight and has appointed a subgroup of the Board (namely, the heads of each of the Board's Committee's) to work with the Company's risk manager in analyzing, reporting upon, and addressing the material financial, operational and reputational risks faced by the Company. The Company has attempted to identify some of the more salient risks in the risk factors contained within this Form 10-K.

GEMCHEM, INC.

GemChem is a California corporation incorporated in 1991 and purchased by the Company in 1994. GemChem is a national chemical distributor. GemChem, in addition to purchasing key raw materials for the Company, also sells into the pharmaceutical, cosmetic and nutritional markets. Prior to the acquisition, GemChem acted in the capacity as the domestic sales force for the Company (from September 1991).

2110 DAVIE CORPORATION

DAVIE currently owns real estate for corporate use only. See also PART I, Item 2 of this Annual Report.

ENVIRONMENTAL MEDIATION, INC.

EMI is an environmental consulting firm.

* * *

Available Information

The Company makes available free of charge (through its website, *www.american-vanguard.com*), its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports as soon as reasonably practicable after such material is electronically filed with the Securities and Exchange Commission ("SEC"). Such reports are also available free of charge on the Securities and Exchange Commission ("SEC") website, *www.sec.gov*. Also available free of charge on the Company's website are the Company's Audit Committee, Compensation Committee, Finance Committee and Nominating and Corporate Governance Committee Charters, the Company's Corporate Governance Guidelines, the Company's Code of Conduct and Ethics, the Company's Employee Complaint Procedures for Accounting and Auditing Matters and our policy on Stockholder Nomination and Communication. The Company's Internet website and the information contained therein or incorporated therein are not intended to be incorporated into this Annual Report on Form 10-K.

* * *

ITEM 1A. RISK FACTORS

The Company's business may be adversely affected by cyclical and seasonal effects.

The chemical industry in general is cyclical and demands for its products tend to be seasonal. Seasonal usage follows varying agricultural seasonal patterns, weather conditions and weather related pressure from pests, and customer marketing programs and requirements. Weather patterns can have an impact on the Company's operations. The end user of some of its products may, because of weather patterns, delay or intermittently disrupt field work during the planting season, which may result in a reduction of the use of some products and therefore may reduce our revenues and profitability. There can be no assurance that the Company will adequately address any adverse seasonal effects.

The Company faces competition in certain markets from manufacturers of genetically modified seeds.

The Company faces competition from larger chemical companies that market genetically modified ("GMO") seeds in certain of the crop protection sectors in which the Company competes, particularly that of corn. Many growers that have chosen to use GMO seeds have reduced their use of pesticides sold by the Company. Further, the federally mandated "refuge acre" requirement for corn (which, in the name of preventing pest resistance, required growers using GMO seeds to set aside a percentage of their planting acres for non-GMO seed), has been sharply reduced. There is no guarantee that the Company will maintain its market share or pricing levels in sectors that are subject to competition from GMO seed marketers or that federal mandates to set aside acreage for non-GMO seed will continue.

The Company's key customers typically carry competing product lines and may be influenced by the Company's larger competitors.

A significant portion of the Company's products are sold to national distributors who also carry product lines of competitors that are much larger than the Company. Typically, revenues from the sales of these competing product lines and related program incentives constitute a greater part of our distributors' income than do revenues from sales and program incentives arising from the Company's product lines. Further, these distributors are often under pressure to market competing product lines in favor of the Company's. In light of these facts, there is no assurance that such customers will market or continue to market our products aggressively or successfully or that the Company will be able to influence such customers to purchase our products in favor of those of our competitors.

To the extent that capacity utilization is not fully realized at its manufacturing facilities, the Company may experience lower profitability.

The Company has pursued a business strategy of acquiring manufacturing facilities at a steep discount to their replacement value. These acquisitions have enabled the Company to be more independent of overseas manufacturers than some of our competitors. While the Company endeavors continuously to maximize utilization of these several facilities, our success in these endeavors is dependent upon many factors beyond our control, including fluctuating market conditions, product life cycles, weather conditions, availability of raw materials and regulatory constraints, among other things. There can be no assurance that the Company will be able to maximize its utilization of capacity at its manufacturing facilities. To the extent that the Company experiences excess manufacturing capacity, it may experience lower profitability.

Reduced availability and higher prices of raw materials may reduce the Company's profitability and could threaten the viability of some of its products.

In the recent past, there has been a material reduction in the number of suppliers of certain important raw materials used by the Company in many of its products. Certain of these raw materials are available solely from sources overseas or from single sources domestically. In the recent past, the price of these raw materials has fluctuated sharply. There can be no assurance that the Company will be able to source some or all of these materials indefinitely or that it will be able to do so at a level of cost that will enable it to maintain its profit margin on its products.

Foreign currency and interest rate risk and the use of derivative instruments and hedging activities.

The Company engages in global business transactions. Where possible, the Company does business in its functional currency. However, there are certain situations in which the Company is unable to transact in its functional currency and engages in agreements that require settlement in a different currency. The Company has in place two fixed interest rate swaps with the objective of reducing the Company's exposure to movements in the LIBOR rate over time. The hedges are evaluated at the end of each quarter and the effective portions of gains and losses are recorded in other comprehensive income, while the ineffective portions are recorded in current earnings.

Quarterly variability in factors affecting the Company's business may mean that an individual quarter's result may not provide a realistic picture of the Company's overall performance.

Due to elements inherent to the Company's business, such as differing and unpredictable weather patterns, crop growing cycles, changes in sales mix, ordering patterns that may vary in timing, and promotional programs, measuring the Company's performance on a quarterly basis, (gross profit margins on a quarterly basis may vary significantly) even when such comparisons are favorable, is not as meaningful an indicator as full-year comparisons. The primary reason is that the use cycles do not necessarily coincide with financial reporting cycles. The Company's cost structure, the combination of variable revenue streams, and the changing product mixes, result in varying quarterly levels of profitability.

The potential impact on the Company's operations during an economic downturn.

This country and many others are in the midst of an economic downturn that was touched off by a meltdown of financial markets in late 2008/early 2009. This condition has penetrated the markets in which the Company does business and has reduced demand for these products, as many customers have changed their procurement practice to a "just-in-time" approach and have endeavored to reduce their own inventory levels. This has resulted in a decrease in sales volume and negatively impacted our results of operations. There is no guarantee that economic conditions will stabilize or will not worsen. Further, volatility and disruption of financial markets could limit our customers' ability to obtain adequate financing or credit to purchase and pay for our products in a timely manner or to maintain operations, and result in a decrease in sales volume that could have a negative impact on our results of operations. Such volatility and disruption could adversely affect the Company's ability to obtain financing for both working capital needs and acquisitions.

Dependence on the Company's banking relationship.

The Company's main bank is Bank of the West, a wholly-owned subsidiary of the French bank, BNP Paribas. Bank of the West has been the Company's primary bank for more than 25 years. Bank of the West is the syndication manager for the Company's loans and acts as the counterparty on the Company's derivative transactions. The Company reviews the creditworthiness of its banks on a quarterly basis via both credit agencies and face-to-face meetings with senior management of the banks. Management believes that the Company has an excellent working relationship with Bank of the West and the other financial institutions in the Company's banking syndicate. Nevertheless, in light of both the current strain on the financial markets and the Company's recent financial performance, there is no guarantee that the Company's lenders will be either willing or able to continue lending to the Company at such rates and in such amounts as may be necessary to meet the Company's working capital needs.

Use of the Company's products is subject to continuing challenges from activist groups.

Use of the Company's products is regularly challenged by activist groups in many jurisdictions under a multitude of federal and state statutes, including FIFRA, the Food Quality Protection Act, Endangered Species Act, and the Clean Water Act, to name but a few. These challenges typically take the form of lawsuits or administrative proceedings against the EPA and/or other federal or state agencies, the filing of amicus briefs in pending actions, the introduction of legislation that is inimical to the Company's interests, and/or adverse comments made in response to public comment invited by EPA in the course of registration, reregistration or label expansion. The Company spends considerable resources anticipating and defending these challenges. While we have had some success in maintaining the continued uses of many of our products in the face of this onslaught, it is possible that one or more of these challenges could succeed, resulting in a material adverse effect upon one or more of our products.

The regulatory climate has grown increasingly hostile to the Company's interests both domestically and internationally.

With the election of the current Administration, various agencies within the Federal government have begun to exercise increased scrutiny in permitting continued uses (or the expansion of such uses) of older chemistries, including many of the Company's products and, in some cases, have initiated or entertained challenges to these uses. At the regulatory level, the principles of sound science to which the Company has always subscribed have been adulterated, in some cases, by political considerations. The hostility of the regulatory climate is even more pronounced in certain other geographical regions, most especially the European Union and Brazil, where the Company faces continued resistance toward the continued use of certain of its products. There is no guarantee that this climate will change in the near term. Nor is there any guarantee that the Company will be able to maintain or expand the uses of many of its products in the face of these regulatory challenges.

The Company may be unable to maintain compliance with covenants in its senior secured lending facility.

Under the terms of its senior lending facility, the Company is required to comply with a number of covenants, some of which relate to financial performance. In light of the Company's recent financial performance, continued working capital requirements, and challenging market conditions, there is a risk that the Company may be unable to continue to comply with one or more of those covenants. Such noncompliance could require the Company to re-negotiate new terms with its lenders which, in all likelihood, would lead to the incurrence of transaction costs and higher interest rates, Further, there is no guarantee that, in the event of such noncompliance, all of the Company's lenders would be willing to participate in a new senior secured credit facility or that they would be willing to do so on terms that are favorable to the Company.

The distribution and sale of the Company's products are subject to prior governmental approvals and thereafter ongoing governmental regulation.

The Company's products are subject to laws administered by federal, state and foreign governments, including regulations requiring registration, approval and labeling of its products. The labeling requirements restrict the use of and type of application for our products. More stringent restrictions could make our products less desirable, which would adversely affect our revenues and profitability. Substantially all of the Company's products are subject to the EPA registration and re-registration requirements, and are conditionally registered in accordance with FIFRA. Such registration requirements are based, among other things, on data demonstrating that the product will not cause unreasonable adverse effects on human health or the environment when used according to approved label directions. All states where any of the Company's products are used also require registration before they can be marketed or used in that state. Governmental regulatory authorities have required, and may require in the future, that certain scientific data requirements be performed on the Company's products. The Company, on its behalf and in joint efforts with other registrants, have and are currently furnishing certain required data relative to its products. There can be no assurance, however, the EPA will not request certain tests or studies be repeated or that more stringent legislation or requirements will not be imposed in the future. The Company can provide no assurance that any testing approvals or registrations will be granted on a timely basis, if at all, or that its resources will be adequate to meet the costs of regulatory compliance.

The Company's future success will depend on its ability to acquire new product lines.

The Company has grown primarily by a strategy of acquiring mature product lines from larger competitors and expanding sales of these products based on new applications and new users. However, over the course of the last few years, the market for product acquisition has grown increasingly competitive, and the cost of these acquisitions (as a multiple of sales) has risen sharply. Further, its current level of indebtedness would constrain the Company from using borrowed debt to make a material acquisition. There is no guarantee that opportunities to acquire product lines will continue to become available to the Company in the near term, nor is there any guarantee that the Company will be able to finance any such acquisition from traditional sources.

The manufacturing of the Company's products is subject to governmental regulations.

The Company currently operates three manufacturing facilities—in Los Angeles, California; Axis, Alabama; and Marsing, Idaho—and owns and has manufacturing services provided in a fourth facility in Hannibal, Missouri (the "Facilities"). The Facilities operate under the terms and conditions imposed by required licenses and permits by state and local authorities. The manufacturing of key ingredients for certain of the Company's products occurs at the Facilities. An inability to renew or maintain a license or permit or a significant increase in the fees for such licenses or permits could impede the Company's access to key ingredients and increase the cost of production, which, in turn, would materially and adversely affect the Company's ability to provide its products in a timely and affordable manner.

The Company may be subject to environmental liabilities.

The Company, its facilities, and its products are subject to numerous federal and state laws and governmental regulations concerning hazardous materials, environmental matters and employee health and safety. The Company continually adapts its manufacturing process to the environmental control standards of the various regulatory agencies. The U.S. EPA and other federal and state agencies have the authority to promulgate regulations that could have a significant impact on the Company's operations. The Company expends substantial funds to minimize the discharge of materials into the environment and to comply with governmental regulations relating to protection of the environment and its workforce. Federal and state authorities may seek fines and penalties for violation of the various laws and governmental regulations, and could, among other things, impose liability on the Company for cleaning up the damage resulting from release of pesticides and other agents into the environment. Further, While the Company continually adapts its manufacturing process to the environmental control standards of regulatory authorities, it cannot completely eliminate the risk of accidental contamination or injury from hazardous or regulated materials. In the event of such contamination or injury, the Company may be held liable for significant damages or fines. In the event that such damages or fines are assessed, it could have a material adverse effect on the Company's financial and operating results.

The Company's business may give rise to product liability claims not covered by insurance or indemnity agreements.

The manufacturing, marketing, distribution and use of chemical products involve substantial risk of product liability claims. A successful product liability claim that is not insured may require the Company to pay substantial amounts of damages. In the event that such damages are paid, it could have a material adverse effect on the Company's financial and operating results.

Adverse results in pending legal and regulatory proceedings could have adverse effects on the Company's business.

The Company is currently, and may from time to time, be involved in legal and regulatory proceedings. The results of litigation and such proceedings cannot be predicted with certainty. The Company has and will continue to expend resources and incur expenses in connection with these proceedings. For further discussion on legal risks, please see Item 3 "Legal Proceedings" below.

The Company relies on intellectual property that it may be unable to protect, or may be found to infringe the rights of others.

The Company's proprietary product formulations are protected, to the extent possible, as trade secrets and, to a lesser extent, by patents and trademarks. Most of the mature products that the Company has acquired that were patented are currently "off patent" because the patents have expired. The Company can provide no assurance that the way it protects its proprietary rights will be adequate or that its competitors will not independently develop similar or competing products. Further, the Company can provide no assurance that it is not infringing other parties' rights. Any claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property, or acquire licenses to the intellectual property that is the subject of asserted infringement.

The Company relies on key executives in large part for its success.

The Company's success is highly dependent upon the efforts and abilities of its executive officers. The loss of the services of one or more key executive officers could have a material adverse effect upon the Company's financial and operating results. Further, in light of its recent financial performance, reduced stock price, and reduced compensation for executives, there is no guarantee that the Company will be able to retain or to continue to attract qualified executives.

The Company is dependent on a limited number of customers, which makes us vulnerable to the continued relationship with and financial health of those customers.

In 2009, three customers accounted for 51% of the Company's sales. The Company's future prospects will depend on the continued business of such customers and on our continued status as a qualified supplier to such customers. The Company cannot guarantee that our current significant customers will continue to buy products from us at current levels. The loss of a key customer could have a material adverse effect on the Company.

The Company's stock price may continue to be depressed, and this might make the Company an acquisition target.

Over the past year, the market prices for securities of the Company as well as those many companies in the Company's industry have been depressed This pricing may be due in part to poor market conditions and comparatively weak financial performance. If the current trend in stock price should continue or worsen, the Company may become increasingly attractive as a target for acquisition, whether friendly or hostile. In the event of such acquisition, there is no guarantee that current stockholders will receive consideration in excess of what they might have paid for Company shares.

The Company's business may be adversely affected by terrorist activities.

The Company's business depends on the free flow of products and services through the channels of commerce. Recently, in response to terrorists' activities and threats aimed at the United States, transportation, mail, financial and other services have been slowed or stopped altogether. Further delays or stoppages in transportation, mail, financial or other services could have a material adverse effect on the business, results of operations and financial condition. Furthermore, the Company may experience an increase in operating costs, such as costs for transportation, insurance and security as a result of the activities and potential activities. The Company may also experience delays in receiving payments from counterparties that may have been affected by the terrorist activities and potential activities. The U.S. economy in general is being adversely affected by the terrorist activities and potential activities and any economic downturn could adversely impact results of operations, impair the ability to raise capital or otherwise adversely affect the ability to grow the business.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2 PROPERTIES

The Company's corporate headquarters (and Environmental Mediation, Inc.) are located in Newport Beach, California. This facility is leased. See PART IV, Item 15 of this report for further information.

AMVAC owns in fee the Facility constituting approximately 152,000 square feet of improved land in Commerce, California ("Commerce") on which its West Coast manufacturing and some of its warehouse facilities and offices are located.

DAVIE owns in fee approximately 72,000 square feet of warehouse, office and laboratory space on approximately 118,000 square feet of land in Commerce, California, which is leased to AMVAC.

In 2001, AMVAC completed the acquisition of a manufacturing facility from E.I. DuPont de Nemours and Company ("DuPont"). The facility is one of three such units located on DuPont's 510 acre complex in Axis, Alabama. The acquisition consisted of a long- term ground lease of 25 acres and the purchase of all improvements thereon. The facility is a multi-purpose plant designed primarily to manufacture pyrethroids and organophosphates. The acquisition increased AMVAC's capacity while also providing flexibility and geographic diversity. (Refer to PART II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operation of this Annual Report.)

On December 28, 2007, AMVAC, pursuant to the provisions of the definitive Sale and Purchase Agreement (the "Agreement") dated as of November 27, 2006 between AMVAC and BASF, through which AMVAC purchased the global Counter product line from BASF AMVAC purchased certain manufacturing assets relating to the production of Counter and Thimet and located at BASF's multi-plant facility situated in Hannibal, Missouri (the "Hannibal Site"). Subject to the terms and conditions of the Agreement, AMVAC purchased certain buildings, manufacturing equipment, office equipment, fixtures, supplies, records, raw materials, intermediates and packaging constituting the "T/C Unit" of the Hannibal Site. The parties entered into a ground lease and a manufacturing and shared services agreement, under which BASF continues to supply various shared services to AMVAC from the Hannibal Site.

On March 7, 2008, AMVAC acquired from Bayer Cropscience LP a facility (the "Marsing Facility") located in Marsing, ID, which consists of approximately 17 acres of improved real property, 15 of which are owned by AMVAC and two of which AMVAC leases from the City of Marsing for a term of 25 years. The Marsing Facility is engaged in the blending of liquid and powder raw materials and the packaging of finished liquid products in the agricultural chemical field. With this acquisition, AMVAC acquired the ability to formulate flowable materials. In connection with the acquisition, AMVAC and BCS agreed to enter into a master processor agreement under which AMVAC provides certain tolling services to BCS on an ongoing basis through 2012.

The production areas of AMVAC's facilities are designed to run on a continuous 24 hour per day basis. AMVAC regularly adds chemical processing equipment to enhance its production capabilities. AMVAC believes its facilities are in good operating condition and are suitable and adequate for AMVAC's foreseeable needs, have flexibility to change products, and can produce at greater rates as required. Facilities and equipment are insured against losses from fire as well as other usual business risks. The Company knows of no material defects in title to, or encumbrances on, any of its properties except that substantially all of the Company's assets are pledged as collateral under the Company's loan agreements with its primary lender. For further information, refer to note 2 of the Notes to the Consolidated Financial Statements in PART IV, Item 15 of this Annual Report.

AMVAC owns approximately 42 acres of unimproved land in Texas for possible future expansion.

GemChem's, Chemical UK's, Quimica AMVAC's, AMVAC Costa Rica's and AMVAC Switzerland GmgH's facilities consist of administration and sales offices which are leased.

ITEM 3 LEGAL PROCEEDINGS

A. DBCP Cases

Introductory Notes. A number of suits have been filed against AMVAC, alleging injury from exposure to the agricultural chemical 1,2-dibromo-3-chloropropane ("DBCP"). DBCP was manufactured by several chemical companies, including Dow Chemical Company, Shell Oil Company and AMVAC and was approved by the U.S. EPA to control nematodes. DBCP was also applied on banana farms in Latin America. The U.S. EPA suspended registrations of DBCP in October 1979, except for use on pineapples in Hawaii. The EPA suspension was partially based on 1977 studies by other manufacturers that indicated a link between male sterility and exposure to DBCP among their factory production workers producing the product.

Nicaraguan Cases. Thus far there are approximately 100 lawsuits, foreign and domestic, filed by former banana workers in which AMVAC has been named as a party. Fifteen of these suits have been filed in the United States (with prayers for unspecified damages) and the remainder have been filed in Nicaragua. Three of these domestic suits were brought by citizens of Nicaragua while the other domestic suits have been brought by citizens of other countries. These claims are all in various stages and allege injury from exposure to DBCP, including claims for sterility. All but two of the suits filed in Nicaragua are unserved. All but one of the suits in Nicaragua have been filed pursuant to Special Law 364, an October 2000 Nicaraguan statute that contains substantive and procedural provisions that Nicaragua's Attorney General previously expressed as unconstitutional. Each of the Nicaraguan plaintiffs claims $1 million in compensatory damages and $5 million in punitive damages. In all of these cases, AMVAC is a joint defendant with Dow Chemical and Dole Food Company, Inc. In the two cases pending before Nicaraguan courts in which AMVAC has been served, the court has denied AMVAC's objection to jurisdiction, which is being appealed.

On October 20, 2009, in a case captioned *Osorio v. Dole Food Company*, the U.S. District Court for the Southern District of Florida entered an order in which it refused to recognize a $97 million judgment that had been rendered by a trial court in Chinandega, Nicaragua in favor of 150 plaintiffs against Dow and Dole under Special Law 364 for alleged exposure to DBCP. In reaching its decision in *Osorio*, the court found that it was improper to recognize the Nicaraguan court's judgment under the Florida Recognition Act because: Special Law 364 is fatally unfair and discriminatory and fails to provide defendants with a minimum level of due process; the irrefutable presumption of causation under Special Law 364 violates public policy; and the Nicaraguan judgment was rendered under a system which does not provide impartial tribunals. In light of both the decision in *Osorio* and the Los Angeles Superior Court's finding of pervasive fraud in *Mejia* and *Rivera* (as described below), AMVAC believes that its exposure to liability in Nicaragua cases is significantly diminished. Accordingly, the Company believes that a loss in these matters is neither probable nor reasonably estimable and has not incurred a loss contingency therefor.

Recently Dismissed State Court Cases

Over the course of 2009, a number of active state court cases involving DBCP claims were dismissed. They are described below.

Mejia. On September 20, 2005, *Rodolfo Mejia et al. v. Dole Food Company, Inc. et al.*, was filed in the Los Angeles County Superior Court on behalf of 16 Nicaraguan plaintiffs, with several other plaintiffs subsequently added, who claimed sterility or reduced sperm counts and were allegedly DBCP applicators. Punitive damages were sought against each defendant. The court advised that discovery would be limited to 20 plaintiffs and any others beyond that number must be transferred to another case. Discovery on the claims of the plaintiffs began, and plaintiffs' counsel dismissed the claims of several plaintiffs leaving only 10 plaintiffs from the original group, one of whom the Company had settled with in an earlier action entitled *Tellez*. In late 2008, Defendant Dole reported that its investigation of this matter revealed potential fraud among plaintiffs and certain of plaintiffs' counsel regarding the claims alleged in the action. In response, the court entered a protective order and permitted discovery to proceed relating to these fraud allegations. While the court had originally set a preliminary trial for September 10, 2009 to determine whether the plaintiffs have committed fraud in filing their claims, in the face of evidence showing fraud, on March 11, 2009, the court issued an order to show cause ("OSC") why the matter should not be dismissed with prejudice. A three day evidentiary hearing on the OSC commenced April 21, 2009, at the conclusion of which the court found that there had been "massive amounts of evidence demonstrating the recruiting and training of fraudulent plaintiffs to bring cases in both the Nicaraguan and U.S. courts" and that "what has occurred here is not just a fraud on this court, but is a blatant extortion of the defendants." The court found further that the conduct of "plaintiffs and [certain of] plaintiffs' attorneys [was] so outrageous and pervasive and profound that it far exceed[ed] anything described … in any of the reported cases" and that the standard for awarding termination sanctions had been "indisputably met" under a clear and convincing standard. Accordingly, as of April 23, 2009, the court dismissed both *Mejia* and *Rivera* (described below) with prejudice.

Rivera. On October 26, 2007, an action entitled *Rivera et al. v. Dole Food Company, Inc.* was filed on behalf of four Nicaraguan plaintiffs in the Los Angeles County Superior Court against Dole Food Company, Inc., Dole Fresh Fruit Company, Standard Fruit Company, Standard Fruit and Steamship Company, the Dow Chemical Company, and AMVAC Chemical Corporation. The complaint alleges that the four plaintiffs worked at various banana farms in Nicaragua and were exposed to DBCP from 1975 to 1990, suffering irreversible sterility or infertility. The complaint seeks unspecified compensatory and punitive damages against each defendant. The suit was assigned to the same judge for case management and trial as in the *Mejia* matter. After the complaint was amended and several plaintiffs were added to *Mejia*, one plaintiff remained in *Rivera* and the action was stayed pending resolution of *Mejia.* As described above, following the OSC hearing that concluded April 23, 2009, the court dismissed both *Rivera* and *Mejia* with prejudice.

Patrickson. In October 1997, AMVAC was served with a complaint(s) in which it was named as a defendant. The matter was filed in the Circuit Court, First Circuit, State of Hawaii and in the Circuit Court of the Second Circuit, State of Hawaii (two identical suits) entitled *Patrickson, et. al. v. Dole Food Co., et. al.*, and alleges damages sustained from sterility and other injuries caused by exposure of plaintiffs (banana workers) to DBCP while applying the product in their native countries from 1959 through at least 1997. The ten named plaintiffs are citizens of four countries—Guatemala, Costa Rica, Panama, and Ecuador. Punitive damages are sought against each defendant. The matter was eventually transferred to state court in Oahu. On June 9, 2009, that court granted defendants' motion for summary judgment and dismissed the action with prejudice as to six of the plaintiffs, finding that these plaintiffs were barred from making their claims under the applicable statute of limitations. The remaining four plaintiffs were subsequently dismissed without prejudice.

Ivory Coast Cases. On October 6, 2006, AMVAC was served with seven suits filed in the Los Angeles County Superior Court and one suit in the United States District Court in Los Angeles that include a total of 668 residents of the Ivory Coast as plaintiffs. Each plaintiff claims bodily injuries from exposure to DBCP while residing or working on banana or pineapple plantations in that country from the 1970s to the present. The suits name AMVAC, Dow Chemical, Shell Oil Company, and Dole Food as defendants. All these suits also seek punitive damages, and the action filed in federal court alleged a claim under the Alien Tort Claims Act, alleging that the sale and use of DBCP amounted to genocide in the Ivory Coast. Defendants successfully obtained the dismissal of these federal claims. In the seven state court actions, plaintiffs' counsel petitioned the court to withdraw from representing plaintiffs. On September 28, 2009, the court granted the motion of plaintiffs' counsel and ordered that unless the plaintiffs either appear in person before the court or appoint new counsel by October 30, 2009, the court intended to dismiss the actions without prejudice. In light of the fact that plaintiffs failed either to appoint new counsel or to appear personally, the court dismissed these actions without prejudice on October 30, 2009.

Pending State Court Cases.

Louisiana Cases. In November 1999, Amvac Chemical Corporation was served with three complaints filed in the 29th Judicial District Court for the Parish of St. Charles, State of Louisiana entitled *Pedro Rodrigues et. al v. AMVAC Chemical Corporation et. al, Andres Puerto, et. al v. Amvac Chemical Corporation, et. al* and *Eduardo Soriano, et al v. Amvac Chemical Corporation et. al.* Other named defendants are: Dow Chemical

Company, Occidental Chemical Corporation, Shell Oil Company, Standard Fruit, Dole Food, Chiquita Brands, Tela Railroad Company, Compania Palma Tica, and Del Monte Fresh Produce. These suits were filed in 1996, but they were not served until November 1999. Following a dismissal of most of the plaintiffs from the action (in light of the fact that they had previously settled their claims in other actions), the complaints, with *Soriano* as the lead case, allege personal injuries to about 314 persons (167 from Ecuador, 102 from Costa Rica, and 45 from Guatemala) from alleged exposure to DBCP (punitive damages are also sought). With the United States Supreme Court holding there was no federal court jurisdiction in the *Patrickson* case, the federal court judge remanded the cases to Louisiana state court in June 2003. In state court, the three cases were assigned to two different judges. On November 17, 2006, the state court separated the cases handled by attorney Scott Hendler from the cases being pursed only against the growers handled by different counsel. Subsequently, the cases against the growers were settled and all those actions were dismissed. The cases handled by Mr. Hendler were supposed to be placed in a new action, which was not done. After a hearing on January 29, 2008, the court ruled on February 8, 2008 that these plaintiffs could still proceed in the existing cases rather than in a new pleading. No discovery has taken place. At this stage, the Company believes that a loss in these matters is neither probable nor reasonably estimable and, accordingly, has not accrued a loss contingency therefor.

Mississippi Cases. In May 1996, AMVAC was served with five complaints (in which it is named as a defendant) by plaintiffs Edgar Arroyo-Gonzalez, Eulogio Garzon-Larreategui, ValentinValdez, Amilcar Belteton-Rivera, and Carlos Nicanor Espinola-E against one or more of the following named defendants: Coahoma Chemical Co. Inc., Shell Oil Company, Dow Chemical Co., Occidental Chemical Co., Standard Fruit Co., Standard Fruit and Steamship Co., Dole Food Co., Inc., Dole Fresh Fruit Co., Chiquita Brands, Inc., Chiquita Brands International, Inc. and Del Monte Fresh Produce, N.A. The cases were filed in the Circuit Court of Harrison County, First Judicial District of Mississippi. Each case alleged damages sustained from injuries caused by plaintiffs' (who are former banana workers and citizens of a Central American country) exposure to DBCP while applying the product in their native countries. These cases were removed to U.S. District Court for the Southern District of Mississippi, Southern Division. The federal court granted defense motions to dismiss in each case pursuant to the doctrine of *forum non conveniens*. On January 19, 2001, the court issued an unpublished decision, finding that there was jurisdiction in federal court, but remanded just one case (Espinola) back to the trial court based on a stipulation which limited the plaintiff's recovery to fifty thousand dollars ($50). No activity has taken place on this matter since 2001. Without discovery, it is unknown whether this plaintiff was exposed to the Company's product or what defenses may apply. AMVAC intends to contest the cases vigorously. At this stage, the Company believes that a loss in these matters is neither probable nor reasonably estimable and, accordingly, has not accrued a loss contingency therefor.

Adams v. Dole Food Co. et al. On approximately November 23, 2007, AMVAC was served with a suit filed by two former Hawaiian pineapple workers and their spouses, alleging testicular cancer due to DBCP exposure: *Adams v. Dole Food Co. et al.* in the First Circuit for the State of Hawaii. The complaint was filed on June 29, 2007 and names Dole Food Co,, Standard Fruit and Steamship Company, Dole Fresh Food, Pineapple Growers Association, AMVAC, Shell Oil Co., Dow Chemical Co. and Occidental Corporation. Plaintiff Mark Adams alleges he was exposed to DBCP in 1974 and 1975 while working on Dole's plantation on Oahu. Plaintiff Nelson Ng alleges he was exposed between 1971 and 1973 while working in Lanai City, Lanai. AMVAC answered the complaint on or about December 14, 2007. While no discovery has taken place, AMVAC denies that any of its product could have been used at the times and locations alleged by these plaintiffs. At this stage, the Company believes that, while remotely possible, a loss is neither probable nor reasonably estimable and, accordingly, it has not accrued loss contingency therefor.

B. Other Matters

On July 20, 2009, the Texas Commission on Environmental Quality (TCEQ) issued an administrative order (the "Order") under which it identified parties that are potentially responsible for solid waste and/or hazardous substances at the ArChem/Thames Chelsea State Superfund Site (the "Site"). In that order, AMVAC was identified as one of 50 potentially responsible parties (PRP's) relating to TCEQ removal actions that were conducted at the Site in 1992 and 1993. The total cost of such removal actions for which that group of PRP's could be liable is approximately $775. AMVAC's involvement in this matter purportedly arises from the single shipment of an intermediate compound sent to the Site for further synthesis in the late 1980's. Amvac has joined a group of PRP's which has challenged the Order by way of filing a petition with the District Court of Travis County, Texas in a matter captioned *Akzo Nobel etc. et al. v. Texas Commission on Environmental Quality, Cause No. D-1-6N-09-002820*. Petitioners have challenged the Order on several grounds, including failure to provide PRP's with an evidentiary hearing and the fact that petitioners should not be liable as arrangers under CERCLA, as they sent useful product—not waste—to the Site. At this stage in the proceedings, the Company believes that a loss is remotely possible and that such loss could be reasonably estimated at between $15 and $30; the Company has not set up a loss contingency therefor.

On or about September 25, 2009, an action styled *Joseph K. Wilson v. Gemchem, Inc. etc.*, Civ. No. 02-CV-2009-901876.00, was filed in the Civil Court of Mobile, Alabama by a former employee who seeks compensation and medical expenses arising from physical injuries that he allegedly sustained when he tripped and fell at AMVAC's facility in Axis, Alabama. The Company does not believe that the claims have any merit and intends to defend the matter vigorously. At this stage, the Company does not believe that a loss is either probable or reasonably estimable and has not set up a loss contingency therefor.

On May 30, 2008, an action entitled *Kurt Shenkel and Carol Ann Shenkel v. Western Exterminator Company, et al. [including AMVAC Chemical Corporation]* was filed with the Superior Court of the State of California, Central District as Case No. BC391795, in which plaintiff Kurt Shenkel, who worked as a landscaper and gardener in Southern California between 1967 and 2007, alleges that he suffered personal injury—specifically, Parkinson's disease—from toxins in the several dozen herbicides and pesticides (including AMVAC's Vapam) distributed and sold by the 29 co-defendants during plaintiff's work history. Plaintiff alleges negligence, strict liability, breach of implied warranty and loss of consortium by defendants for which he seeks compensatory and punitive damages in unspecified amounts, AMVAC believes that the action has no merit and intends to defend it vigorously. Defendants have filed numerous demurrers and motions to dismiss with the court, which, in turn, has stayed consideration of such motions for the time being. Discovery has commenced but has yet to be completed. At this point, the Company believes that, while remotely possible, a loss in this matter is neither probable nor reasonably estimable, and, accordingly, it has not accrued a loss contingency therefor.

On or about October 5, 2009, IBAMA (the Brazilian equivalent of the EPA) served the Company's subsidiary, Amvac do Brasil, with a Notice of Violation alleging that two lots of Granutox 150 (formulated product having phorate as the active ingredient) stored at BASF S.A. (AMVAC's exclusive distributor in Brazil) and FMC Quimica do Brasil Ltda. (which formulates end-use product in that country) were not in compliance with the end-use registration on file with IBAMA. Specifically, IBAMA alleged that the color of the lots (gray) was inconsistent with the description in IBAMA's files (pink). IBAMA also indicated an intention to assess a fine of approximately $285 against Amvac do Brasil. The Company intends to challenge the citation, among other reasons, on the ground that the change in color has to do with the removal of a coloring component and that such removal poses no environmental or toxicity risk. At this stage, the Company believes that a loss in the amount of between $35 and $70 is probable and has set up a loss contingency in the amount of $70.

ITEM 4 RESERVED

PART II

ITEM 5 MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Effective March 6, 2006, the Company listed its $0.10 par value common stock ("Common Stock") on the New York Stock Exchange under the ticker symbol AVD. From January 1998 through March 6, 2006, the Common Stock was listed on the American Stock Exchange under the ticker symbol AVD. The Company's Common Stock traded on The NASDAQ Stock Market under the symbol AMGD from March 1987 through January 1998.

The following table sets forth the range of high and low sales prices as reported for the Company's Common Stock for the calendar quarters indicated (as adjusted for stock splits and stock dividends).

	High	Low
Calendar 2009		
First Quarter	$15.85	$ 9.85
Second Quarter	14.26	9.12
Third Quarter	12.01	8.21
Fourth Quarter	8.65	6.97
Calendar 2008		
First Quarter	$17.27	$12.10
Second Quarter	17.97	12.05
Third Quarter	17.76	9.84
Fourth Quarter	15.17	7.36

As of February 26, 2010, the number of stockholders of the Company's Common Stock was approximately 4,800, which includes beneficial owners with shares held in brokerage accounts under street name and nominees.

On March 4, 2010, the Board of Directors declared a cash dividend of $0.01 per share to stockholders of record at the close of business on April 2, 2010. The dividend is to be distributed on April 16, 2010.

On September 14, 2009, the Board of Directors declared a cash dividend of $0.01 per share. The dividend was distributed on October 7, 2009 to stockholders of record at the close of business on September 25, 2009.

On March 6, 2009, the Board of Directors declared a cash dividend of $0.05 per share. The dividend was distributed on April 15, 2009 to stockholders of record at the close of business on March 31, 2009.

On September 15, 2008, the Board of Directors declared a cash dividend of $0.03 per share. The dividend was distributed on October 10, 2008, to stockholders of record at the close of business on September 26, 2008.

On March 10, 2008, the Board of Directors declared a cash dividend of $0.05 per share. The dividend was distributed on April 15, 2008, to stockholders of record at the close of business on March 31, 2008.

The Company has issued a cash dividend in each of the last fourteen years dating back to 1996.

Stock Performance Graph

The following graph presents a comparison of the cumulative, five-year total return for the Company, the S&P 500 Stock Index, and a peer group (Chemical—Specialty Industry). The graph assumes that the beginning values of the investments in the Company, the S&P 500 Stock Index, and the peer group of companies each was $100. All calculations assume reinvestment of dividends. Returns over the indicated period should not be considered indicative of future returns.


American Vanguard Corporation
Standard & Poors 500 and Value Line Chemicals:
Specialty Index
(Performance Results Through 12/31/2009)
DOLLARS
300
250
200
150
100
50
0
2004
2005
2006
2007
2008
2009
AMERICAN VANGUARD CORPORATION
STANDARD & POORS 500
CHEMICALS:SPECIALTY

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

ITEM 6 SELECTED FINANCIAL DATA (in thousands, except for per share data)

	2009	2008	2007	2006	2005
Net sales	$209,329	$237,538	$216,662	$193,771	$189,796
Gross profit	$ 60,426	$101,131	$ 95,730	$ 82,358	$ 85,679
Operating (loss) income	$ (6,329)	$ 36,144	$ 36,013	$ 29,216	$ 32,267
(Loss) income before income tax (benefit) expense	$ (9,538)	$ 32,173	$ 30,526	$ 26,522	$ 30,939
Net (loss) income	$ (5,789)	$ 20,019	$ 18,728	$ 15,448	$ 19,002
(Loss) earnings per common share(1)	$ (0.21)	$ 0.75	$ 0.71	$ 0.60	$ 0.78
(Loss) earnings per common share—assuming dilution(1)	$ (0.21)	$ 0.73	$ 0.68	$ 0.57	$ 0.74
Total assets	$254,711	$286,937	$248,581	$262,376	$183,227
Working capital	$ 68,797	$ 96,357	$ 75,144	$ 99,233	$ 41,668
Long-term debt less current portion	$ 45,432	$ 75,748	$ 56,155	$ 93,761	$ 34,367
Stockholders' equity	$153,087	$155,943	$139,739	$120,877	$ 82,448
Weighted average shares outstanding—basic(1)	27,120	26,638	26,307	25,934	24,344
Weighted average shares outstanding—assuming dilution(1)	27,120	27,469	27,436	27,186	25,759
Dividends per share of common stock(1)	$ 0.060	$ 0.080	$ 0.070	$ 0.083	$ 0.064

The selected consolidated financial data set forth above with respect to each of the calendar years in the five-year period ended December 31, 2009 have been derived from the Company's consolidated financial statements and are qualified in their entirety by reference to the more detailed consolidated financial statements and the independent registered public accounting firm's reports thereon which are included elsewhere in this Report on Form 10-K for the three years in the period ended December 31, 2009. See ITEM 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

(1) The basic and diluted weighted average number of shares outstanding, net income per share and dividend information for all periods presented have been restated to reflect the effects of stock splits and dividends.

ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

FORWARD-LOOKING STATEMENTS/RISK FACTORS:

The Company, from time-to-time, may discuss forward-looking statements including assumptions concerning the Company's operations, future results and prospects. Generally, "may," "could," "will," "would," "expect," "believe," "estimate," "anticipate," "intend," "continue" and similar words identify forward-looking statements. Forward-looking statements appearing in this Report are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our current expectations and are subject to risks and uncertainties that can cause actual results and events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions contained in the entire Report. Such factors include, but are not limited to: product demand and market acceptance risks; the effect of economic conditions; weather conditions; changes in regulatory policy; the impact of competitive products and pricing; changes in foreign exchange rates; product development and commercialization difficulties; capacity and supply constraints or difficulties; availability of capital resources; general business regulations, including taxes and other risks as detailed from time-to-time in the Company's reports and filings filed with the U.S. Securities and Exchange Commission (the "SEC"). It is not possible to foresee or identify all such factors. We urge you to consider these factors carefully in evaluating the forward-looking statements contained in this Report.

Results of Operations (in Thousands)

2009 Compared with 2008:

	2009	2008	Change
Net sales:			
Crop	$175,872	$193,273	$(17,401)
Non-crop	33,457	44,265	(10,808)
	$209,329	$237,538	$(28,209)
Gross profit:			
Crop	$ 50,830	$ 82,345	$(31,515)
Non-crop	9,596	18,786	(9,190)
	$ 60,426	$101,131	$(40,705)

Our overall financial performance (including net sales and net income) for the 2009 year is down compared to the 2008 year. Our net sales for 2009 decreased 12% to $209,329 as compared to $237,538 for the same period in 2008. Year-over-year, net sales for the crop business are down 9%, while net sales of our non-crop segment are down 24%.

There are four major factors that contributed to the Company's financial performance in 2009. First, in the wake of the global credit crisis that has persisted for the past several quarters, many of our customers implemented policies of inventory reduction and procurement on a just-in-time basis. As a result, customers deferred, and/or placed limits upon, purchase orders for the Company's goods. Interestingly, we are finding that, based upon Electronic Data Interchange ("EDI") data (which measures actual on-the-ground use of our products), although generally speaking sales to our customers (who are primarily distributors) are below 2008 levels, growers appear to be applying volumes similar to those applied in 2008. Second, weather conditions, particularly rain in the midwest (at corn planting season), a lack of precipitation in the south and southwest (in the Spring), a late soybean harvest and an early frost in potato planting regions (in the fourth quarter), reduced demand for some of our key, higher margin products. Third, for much of 2009, the Company has been engaged in an initiative to improve its balance sheet by, among other things, reducing inventory and scaling down its manufacturing activity in the face of short-term demand reduction. In the course of this initiative, the Company has sold lower-margin goods and incurred unabsorbed manufacturing costs. Fourth, as more fully explained below, the Company took a onetime non-cash charge in the amount of $13,509 in the fourth quarter of 2009 relating to inventory cost reductions arising primarily from our assessment of net realizable value. These factors as they relate to specific product lines are further discussed in the following section.

In spite of adverse weather conditions in the midwest—namely, persistent precipitation that delayed planting—sales of our granular soil insecticides were down slightly (approximately 3%) year-over-year. Led by our Aztec product line, we experienced comparatively stronger sales of granular soil insecticides in the first half of 2009 versus 2008. However, this sales trend was offset by a decline late in the second half of 2009, due in part to reduced use of our Counter product line in sugar beets and to high levels of inventory in the channels. Net sales of our leading product line, soil fumigants, were down about 9% in 2009 as compared to 2008. This decline was due largely to a shortened application season caused by two factors: first, a delayed harvest in the midwest prevented growers from applying the product as early as they historically do; and second, an earlier than usual onset of freezing and snow conditions in potato planting regions in the fourth quarter effectively cut the application season short. Net sales of our herbicides for 2009 were about 25% lower than those of 2008, due primarily to the sales performance of our post-emergent corn herbicide, Impact. While the year started at or above targeted sales levels, in the second quarter, sales of Impact declined significantly in part due to rainy conditions in the midwest delaying the corn planting season (thereby affecting the use of post-emergent herbicides generally) and in part to customers electing to reduce their inventory. During the fourth quarter of 2009, sales of Impact were also down compared to the same period of 2008, as customers increasingly elected to defer product purchases until closer to the time of application in late winter or spring.

Net sales of our insecticide product lines for 2009 were about 22% lower than 2008. After a good start in 2009, sales of our insecticides dropped in the second quarter of 2009 due to reduced acres in cotton (on which Bidrin® is used) and peanuts (on which Thimet is used) and a decrease in pest pressure on cotton and other crops. In the third quarter, sales of broad spectrum insecticide, Orthene®, increased. However, that trend trailed off in the fourth quarter, as our product line faced generic pricing pressure and high inventory levels in the channel of trade. In addition, a lack of precipitation and pest pressure in our primary markets resulted in a drop in sales of our mosquito adulticide, Dibrom®, during both third and fourth quarters of 2009. The decline in sales of this higher-margin product negatively impacted both top and bottom line performance. As noted in the 2008 vs. 2007 comparison below, Dibrom had record sales in 2008 in the face of a heavy hurricane season. Also declining in net sales year-over-year were our fungicides, which experienced a drop of 17% in that period. This decline resulted primarily from reduced international demand for our PCNB product line, as an international customer had ordered a multi-year supply in 2008 and declined to order product in 2009.

Our plant growth regulators ("PGRs") generated consistently strong sales performance all year; led by our NAA® product line, net sales of PGRs for 2009 were up approximately 13% over those of 2008. Also we saw solid performances from our two main foreign subsidiaries (i.e. Mexico and Costa Rica). However, international sales as a whole performed 8% below the levels achieved in the same period of 2008. This includes some impact from tight regional credit control, some large transactions in 2008 that have not repeated in the current year, and regulatory pressure in Brazil and the European Union.

Our cost of sales for 2009 was $148,903 or 71% of net sales. This compared to $136,407 or 57% of net sales for the same period in 2008. There are two primary reasons for this result. First, in the fourth quarter of 2009, the Company recorded a onetime non-cash charge in the amount of $13,509 relating to adjusting inventory values to net realizable value; these adjustments include identifying obsolete and slow moving items in the amounts of $855 and $6,519 respectively, adjusting standards in the amount of $3,470 to reflect under utilized capacity due to significantly below normal output levels in two of our manufacturing sites, and $2,665 in annual adjustments to ensure all standard costs closely reflect actual costs. The charge impacts our crop segment cost of sales by $10,853 and our non-crop segment cost of sales by $2,656.

In arriving at its inventory valuation, the Company took into account, among other things, recent and current market conditions (including pricing, demand, distribution and competitive products) as well as cost of goods (including the burden of unabsorbed manufacturing costs). A material portion of the charge related to the product, Fortress, and the balance related to Counter, Thimet and PCNB (specifically relating to unabsorbed manufacturing overhead costs) as well as certain slow-moving and obsolete SKUs.

Beyond the non-cash charge, the cost of goods was also adversely affected by trading performance over the course of 2009, which, in turn, was driven by several factors. First, gross profit as a percentage of sales was reduced by tolling activities which benefited plant utilization but served to lower gross profit levels. Second, we experienced some price erosion on international sales made in order to maintain our market share in the face of heavy competitive pressure. Third, as part of our initiative to reduce inventory, we reduced factory throughput, thereby reducing the absorption of fixed costs. Furthermore, in the first quarter we experienced significant environmental cost overruns on the start up of a new product in production.

Gross profit ended at $60,426 or 29% of net sales in 2009 as compared to $101,131 and 43% of net sales for 2008. This decline is predominantly due to the non-cash charge taken in the fourth quarter and the increased cost of goods as described in the immediately preceding paragraph.

It should be noted that, when making comparisons with other companies' financial statements, the Company reports freight, delivery and warehousing costs in operating expenses and not as a part of cost of sales.

Operating expenses in 2009 increased by $1,768 to $66,755 or 32% of sales as compared to $64,987 or 27% in 2008. The differences in operating expenses by department are as follows:

	2009	2008	Change
Selling	$22,059	$19,516	$ 2,543
General and administrative	18,551	17,274	1,277
Research, product development and regulatory	10,630	8,631	1,999
Freight, delivery and warehousing	15,515	19,566	(4,051)
	$66,755	$64,987	$ 1,768

- Selling expenses increased by $2,543 to $22,059 as compared to $19,516 for the same period of 2008. The increase predominately relates to program expenses, which were up $2,296 due to delayed sales of granular soil insecticides from Q4 of 2008 to Q1 of 2009. In addition, we have had a full year of operations for our Costa Rica subsidiary which increased overall costs by $494. We increased field staff in order to focus on product stewardship, sales and marketing at a cost of $458. Offsetting these costs, we reduced some advertising, promotional and other paid marketing costs by $637.
- General and administrative expenses increased by $1,277 to end at $18,551 for year ended December 31, 2009. This includes spending of $1,625, reported in the first quarter of 2009, relating to a major potential acquisition. Legal expenses were up $594 as compared to the prior year arising primarily from costs incurred in arbitrations to collect data compensation. Furthermore, we have made some selective key recruitments during the year which have overall increased costs by $348. We have spent $106 on tax consulting that has driven benefits in our tax rate during the year. Finally, we had some currency gains in 2008 which did not recurred in 2009 generating an increase in expense of $712. These costs were offset by reduced bonus accruals of $2,331 reflecting the 2009 financial performance and other cost savings including officer and director pay reductions.

- Research, product development costs and regulatory registration expenses increased by $1,999 to $10,630 for 2009, as compared to $8,631 for the same period of 2008. The main drivers were increased product defense costs up $798 relating to both recently acquired product lines and established product lines. Also, research and development spending was up $613, as we have increased our resources aimed at developing new products and different formulations to improve our range of product offerings.
- Freight, delivery and warehousing costs for 2009 decreased by $4,051 to $15,515 or 7% of sales as compared to $19,566 or 8% of sales for the same period of 2008. This reduction as a percentage of sales reflects continued effort to control these expenses by careful distribution in the supply chain and savings related to urgent shipments coupled with lower sales levels. Specifically, in the three months ended September 30, 2009, lower sales of our mosquito products drove significantly lower freight costs.

Interest expense including capitalized interest and interest income were $3,209 in 2009 compared to $3,971 in 2008. Interest costs are summarized in the following table:

	2009			2008		
Average Indebtedness and Interest expense	**Average Debt**	**Interest Expense**	**Interest Rate**	**Average Debt**	**Interest Expense**	**Interest Rate**
Term Loan	$50,477	$2,321	4.6%	$54,484	$3,048	5.6%
Real Estate	2,114	122	5.7%	2,198	109	5.0%
Working Capital Revolver	21,717	810	3.7%	26,269	1,143	4.4%
Average	74,308	3,253	4.4%	82,951	4,300	5.2%
Other Notes Payable	2,889	—	—	2,917	—	—
Other adjustments (capitalized interest & interest income)	—	(44)	—	—	(329)	—
Adjusted Average	$77,197	$3,209	4.2%	$85,868	$3,971	4.6%

The Company's average overall indebtedness for 2009 dropped by $8,671 to end at $77,197 as compared to $85,868 for 2008. We reduced the revolver debt mainly as a result of focusing on inventory reduction during the last six months of the year. Furthermore, we have maintained a strong control on receivables, including being willing to sacrifice some international sales when credit checks did not meet our criteria, and controlled our capital spending levels. We have also made the decision to pay customer programs in the first weeks of 2010. Our results have been favorably impacted by movement in the LIBOR rate during 2009. LIBOR is the base for our syndicated borrowings and, as can be seen from the table above, our effective interest rate was 4.2% in 2009 as compared to 4.6% in 2008. As also shown in the table, the Company had reduced interest adjustments in 2009 as a result of lower capital spending as compared to 2008 which included capitalized interest of $254 and interest income of $75.

Income tax benefit for 2009 ended at $3,749 as compared to an income tax expense of $12,154 for 2008. Our effective tax rate is at 39%, as compared to an effective rate of 38% for 2008.

Net income decreased by $25,808 to end at a loss of $5,789 or a loss of $.21 per share in 2009 as compared to a net income of $20,019 or $.73 per diluted share in 2008.

Contractual Obligations and Off-Balance Sheet Arrangements

We believe that our cash flows from operations and cash and cash equivalents will be sufficient to meet our working capital and capital expenditure requirements and provide us with adequate liquidity to meet our anticipated operating needs for at least the next 12 months. Although operating activities are expected to provide cash, to the extent of significant growth in the future, our operating and investing activities may use cash and, consequently, this growth may require us to obtain additional sources of financing. There can be no assurance that any necessary additional financing will be available to us on commercially reasonable terms, if at all.

The following summarizes our contractual obligations at December 31, 2009, and the effects such obligations are expected to have on liquidity and cash flow in future periods:

	Payments Due by Period				
	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Long-term debt	$50,048	$ 8,106	$17,942	$24,000	$ —
Note payable on product acquisitions and asset purchases	1,312	422	844	22	24
Working Capital Revolver credit line	2,600	—	2,600	—	—
Sub total Long-term debt	$53,960	$ 8,528	$21,386	$24,022	$ 24
Estimated interest liability(1)	6,133	2,139	2,935	1,059	
Accrued royalty obligations	60	60	—	—	—
Employment agreements (See note below)	3,251	862	1,371	1,018	—
Operating leases	2,713	413	270	270	1,760
	$66,117	$12,002	$25,962	$26,369	$1,784

(1) Estimated Interest Liability has been calculated using the effective rate for each category of debt over the remaining term of the debt and taking into account scheduled repayments. The working capital revolving line has been assumed to be constant throughout the remaining term. As noted above in this Report, all of our debt is linked to LIBOR rates.

There were no off-balance sheet arrangements as of December 31, 2009.

Note: Employment agreements—please see footnote (9) to the financial statements.

Results of Operations (in Thousands)

2008 Compared with 2007:

	2008	2007	Change
Net sales:			
Crop	$193,273	$185,886	$ 7,387
Non-crop	44,265	30,776	13,489
	$237,538	$216,662	$20,876
Gross profit:			
Crop	$ 82,345	$ 81,502	$ 843
Non-crop	18,786	14,228	4,558
	$101,131	$ 95,730	$ 5,401

Our net sales for 2008 ended at $237,538 and were 10% higher than sales for the same period in 2007 of $216,662. Our insecticide product lines performed extremely well. This included the newly acquired Orthene product line. Furthermore, we saw high demand for our mosquito adulticide product, DiBrom®. This was a direct result of the intense hurricane season in the Southeast, and we are pleased to report that our sales performance was improved by first time orders from Texas. Our performance was also positively impacted by strong sales of our soil fumigant product line. Our PCNB product line, which has been a core product for the Company throughout our history and has been augmented in the last 12-months with the purchase of the Chemtura Terraclor® and Turfside® brands, performed better than expected. Our international sales continue to be an important growth segment for the Company. We have established a dedicated team based in the USA. We are developing our business in Mexico and we have opened an office in Costa Rica. Led by soil fumigant products on vegetable crops in Mexico, Central and South America; Thimet and Counter on corn and vegetables in Asia; and fungicide products in Canada, our international sales increased strongly, ending 25% higher than the same period of 2007.

These significant improvements were partially offset by a number of factors. We experienced lower demand for our cotton insecticide Bidrin, driven by reduced cotton acres under cultivation in the USA. Our granular corn soil insecticide products underperformed compared to 2007—as a result of very adverse weather conditions which persisted during the Midwest planting season. Furthermore, sales of our leading corn herbicide product Impact® have been lower in 2008—as some key distributors managed inventory levels through the 2008 season. Sales improved in the last few months of 2008, but did not make up for the slow start to the year. Industry field data shows that actual on-the-ground applications of Impact applied during 2008 have been very strong.

Our cost of sales for 2008 was $136,407 or 57% of sales. This compared to $120,932 or 56% of sales for the same period in 2007. Raw material prices have moved dramatically during the year, increasing significantly in the first half of the year and declining in the second half of the year. Major cost movements—both up and down—have been seen in raw materials based on petroleum, sulfur and phosphorus. We have worked hard to manage this exposure with focused inventory purchasing decisions and entering into favorable long-term purchase commitments. In addition, we have instituted some selective product line selling price increases.

During the latter part of 2007 we acquired our manufacturing facility in Hannibal, MO, and then in the early part of 2008, we acquired our facility in Marsing, ID. These facilities previously provided product for the Company. Also, during 2008 we have carried out some third party tolling activities. These activities are targeted at improving overall manufacturing asset utilization. The products identified for tolling contracts are based on chemistries that fit well with our manufacturing capabilities and equipment.

Finally, our new products Orthene, Turfside and Terraclor generate combined gross margins that are in line with our average performance.

Gross profit ended at $101,131 or 43% of sales in 2008 compared to $95,730 and 44% of sales for 2007.

It should be noted that, when making comparisons with other companies' financial statements, the Company reports distribution costs in operating expenses and not as a part of cost of sales.

Operating expenses in 2008 increased by $5,270 to $64,987 or 27% of sales as compared to $59,717 or 28% in 2007. The differences in operating expenses by specific departmental costs are as follows:

	2008	2007	Change
Selling	$19,516	$19,487	$ 29
General and administrative	17,274	16,020	1,254
Research, product development and regulatory	8,631	6,947	1,684
Freight, delivery and warehousing	19,566	17,263	2,303
	$64,987	$59,717	$5,270

- Our selling expenses remained flat at $19,516 for 2008. Advertising costs have increased by $1,438 as we continue to support market awareness of some of our key product lines. Building our sales and marketing activities in Mexico and Costa Rica cost an additional $878. These increases were offset by lower product liability insurance premiums and a sales mix effect driving reduced program expenses.
- General and administrative expenses increased by $1,254 to $17,274 for 2008 when compared to $16,020 for 2007. Intangible amortization increased by $592 following product line acquisitions during late 2007 and 2008. We have increased resources in our finance team to support our growing business at a cost of $280. These increased general administration costs were partially offset by a negotiated settlement of a long outstanding claim with an insurer in liquidation.
- Research, product development costs and regulatory expenses increased by $1,684 for 2008 as compared to 2007. The main driver was increased product defense costs of $947 and included defense of recently acquired product lines. We also increased our product line development activity by $343 for future market opportunities.
- Freight, delivery and warehousing costs increased by $2,303 to $19,566 or 8% of sales for 2008. This compares with $17,263 or 8% of sales in the same period of 2007.

Interest costs including capitalized interest and interest income were $3,971 in 2008 as compared to $5,487 in 2007. Interest costs are summarized in the following table:

	2008			2007		
Average Indebtedness and Interest expense	Average Debt	Interest Expense	Interest Rate	Average Debt	Interest Expense	Interest Rate
Term Loan	$54,484	$3,048	5.6%	$58,400	$4,233	7.2%
Real Estate	2,198	109	5.0%	2,305	171	7.4%
Working Capital Revolver	26,269	1,143	4.4%	17,412	1,327	7.6%
Average	82,951	4,300	5.2%	78,117	5,731	7.3%
Other Notes Payable	2,917	—	—	500	—	—
Other adjustments (capitalized interest & interest income)	—	(329)	—	—	(244)	—
Adjusted Average indebtedness	$85,868	$3,971	4.6%	$78,617	$5,487	7.0%

The Company's average overall indebtedness for 2008 increased by $7,251 to end at $85,868 as compared to $78,617 for 2007. The Company increased revolver debt to support a major capital investment in a Metam facility at our Axis plant and increased inventory levels. Our results have been favorably impacted by movement in the LIBOR rate during 2008. LIBOR is the base for our syndicated borrowings and as can be seen from the table above, our effective interest rate was 4.6% in 2008 as compared to 7.0% in 2007. As also shown in the table, the Company had $329 in interest adjustments in 2008, including capitalized interest of $254 and interest income of $75. In 2007, the Company had interest expenses adjustments of $244 including capitalized interest of $30 and interest income of $214.

Income tax expense increased by $356 to end at $12,154 in 2008 as compared to $11,798 for 2007. Our effective tax rate is at 38%, which compares with an effective rate of 39% for 2007. The lower tax rate reflects the impact of our domestic manufacturing and greater costs incurred in R&D activities during the year.

Net income increased by $1,291 to end at $20,019 or $.73 per diluted share in 2008 compared to $18,728 or $.68 per diluted share in 2007. This is a 7% year on year net income improvement.

Liquidity and Capital Resources

As of December 31, 2009, we had working capital of $68,797 as compared to $96,357 as of December 31, 2008. Cash provided by operating activities in 2009 was $31,951, as compared to $884 in 2008. The Company recorded a net loss of $5,789 including a non-cash charge related to inventory write downs and adjustments in the amount of $13,509, non-cash depreciation and amortization of $13,487 and stock based compensation expense of $1,223. The Company is reporting a decrease in receivables of $10,905, a decrease in inventory of $18,114, an increase in income tax receivables net of deferred income taxes in the amount of $4,353, both as a result of recording losses in 2009 and also as a result of tax work conducted during the later part of 2009. Increases in prepaid expenses and other current assets of $2,898 coupled with a decrease in accounts payables of $3,385 and an increase in other payables and accrued expenses of $4,647 together provided a total of $31,951 of cash in operating activities.

The Company has focused considerable effort on reducing inventory during this last half of 2009. These efforts have resulted in bringing inventory down to $72,512 at December 31, 2009. This includes non-cash inventory write downs and adjustments in the amount of $13,509. This improvement has been achieved despite the industry-wide dynamic of taking up a "buy-only-as-needed" methodology.

The Company continues to focus on tightly controlling capital spending and has used $4,322 in investing activities during the year. The business was focused on achieving this lower level of capital spending after making some heavy investments during 2008. Despite considering possible product line acquisitions during the year ended December 31, 2009, we have not identified suitable potential additions that meet our investment criteria. During the twelve months ended December 31, 2008, the Company used $24,883 in investing activities.

Our financing activities used net cash of $28,585 in 2009, including the paydown of debt and other notes payable of $28,444 and payment of dividends of $1,611 offset by proceeds from the exercise of stock options in the amount of $1,470. In 2008, our financing activities provided net cash of $23,164 consisting of increased debt and other notes payable of $24,144 and proceeds from the exercise of stock options offset by the acquisition of treasury stock and the payment of dividends.

The Company has various different loans in place that together constitute the short-term and long-term loan balances shown in the balance sheet as at December 31, 2009 and December 31, 2008. These are summarized in the following table:

Indebtedness	At December 31, 2009			At December 31, 2008		
$000's	Long-term	Short-term	Total	Long-term	Short-term	Total
Term Loan	$40,000	$8,000	$48,000	$48,000	$4,000	$52,000
Real Estate	1,942	106	2,048	2,048	106	2,154
Working Capital Revolver	2,600	—	2,600	24,500	—	24,500
Asset Purchase Agreement	90	22	112	—	150	150
Other Notes Payable	800	400	1,200	1,200	2,400	3,600
Total Indebtedness	$45,432	$8,528	$53,960	$75,748	$6,656	$82,404

The Company has four key covenants to its credit facility with its banking syndicate. The covenants are as follows: (1) The Company must maintain its borrowings below a certain consolidated funded debt ratio, (2) The Company must limit its annual spending on the acquisition of fixed asset capital additions, (3) The Company must maintain a certain consolidated fixed charge coverage ratio, (4) The Company must maintain a certain modified current ratio.

On March 5, 2010, AMVAC, as borrower, and its affiliates (including the Company), as guarantors, entered into a First Amendment to Credit Agreement (the "First Amendment") with a syndicate of commercial lenders led by the Bank of the West as arranger, syndication agent, swing line lender and L/C lender which amends that certain Credit Agreement dated as of December 19, 2006. Under the terms of the First Amendment, (i) the Consolidated Funded Debt Ratio for the quarters of calendar year 2010 is changed from a ratio of 2.50:1.00 to a range of from 5.25:1.00 to 3.00:1.00, (ii) the Consolidated Fixed Charge Coverage Ratio for Q4 2009 and Q1 and Q2 of 2010 is changed from 1.50:1.00 to 1.25:1.00; (iii) the Prime Rate is changed to be an alternate base rate ("Alternate Base Rate") to be based upon the greater of (x) prime rate, (y) the federal funds rate plus 1%, and (z) the daily one-month LIBOR plus 1%; and (iv) the Eurodollar Rate and Alternate Base Rates are increased by a range of between 1.25% and 2.25%. The First Amendment does not alter any of the loan commitments under the credit facility.

At December 31, 2009 total indebtedness is $53,960 as compared to $82,404 at December 31, 2008. At December 31, 2009, based on its performance against the covenants listed above, the Company has the capacity to increase its borrowings by up to $1,530 under the credit facility agreement.

The Company's main bank is Bank of the West, a wholly-owned subsidiary of the French bank, BNP Paribas. Bank of the West has been the Company's bank for more than 25 years. Bank of the West is the syndication manager for the Company's loans and acts as the counterparty on the Company's derivative transactions. The Company reviews the creditworthiness of its banks on a quarterly basis via both credit agencies and face-to-face meetings with senior management of the banks. Management believes that the Company has an excellent working relationship with Bank of the West and the other financial institutions in the Company's banking syndicate.

Recently Issued Accounting Guidance

In February 2010, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-09, an amendment of FASB ASC 855 [FAS 165] *"Subsequent Events"*. The objective of the standard is to provide reporting entities with principles and requirements related to subsequent events. The objective of the standard is to clarify when a Company must disclose details of a subsequent event. Equally, the standard makes clear circumstances when details of a subsequent event need not be included in the Company's public filing. The standard clarifies that SEC filers are still required to evaluate subsequent events through the date its financial statements are issued, however, SEC filers are no longer required to disclose in the financial statements that it has done so or the date through which subsequent events have been evaluated. The standard is effective upon issuance for filings after February 24, 2010. The Company has adopted the standard.

In October 2009, FASB updated the Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force. The objective of this Update is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Subtopic 605-25, Revenue Recognition-Multiple Element Arrangements, establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. The amendments in this Update will affect accounting and reporting for all vendors that enter into multiple-deliverable arrangements with their customers. This update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will monitor its sales activities in the future that may be affected by this update.

In September 2009, FASB updated FASB ASC 820 [FAS 157], "Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)". This guidance pertains to investments that do not have readily determinable fair values as defined in the Master Glossary of the FASB Accounting Standards Codification (those investments are not listed on national exchanges or over-the-counter markets such as the National Association of Securities Dealers Automated Quotation System). Examples of these investees (also referred to as alternate investments) may include hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. This particular update does not apply to the Company as the Company does not have any alternate investments such as offshore fund vehicles, real estate funds and others as defined by this Accounting Standards Update ("ASU"). We will continue to monitor the Company's activities in the future that might be affected by this update.

In June 2009, the FASB issued FASB ASC 105 [FAS 168] "*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles*". This new statement identifies the source of accounting principles and the framework for selecting principles used in the preparation of financial statements for nongovernmental entities that are presented in conformity with US GAAP. The pronouncement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has reviewed the details of the statement and concluded that changes in codification structure will have no effect on the financial reporting of the Company. The Company adopted the pronouncement and the 10-K filing reflected the citations under the codification.

On April 9, 2009, the FASB issued FASB ASC 820 [FAS 157-4], "*Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly*". This is additional clarification and advice on FASB ASC 820 which was issued in September 2006. The Company operates in the Chemical Industry. As such an important factor in our business relates to the ownership or usage rights related to intellectual property (Intangible Assets). At each quarter end we assess the fair value of our holdings. This FSP takes effect for reporting periods ending on or after January 15, 2009. We have assessed our assets and liabilities and do not believe that any fall into the scope of this statements. We will continue to regularly assess our portfolio and will make the necessary adjustments and disclosures when we conclude that one or more of our assets fall within the scope of this statement.

On April 9, 2009, FASB issued FASB ASC 825 [FAS 107-1]. This position paper amends FASB ASC 825 "*Disclosures about Fair Value of Financial Instruments*". At the same time the FASB issued FASB ASC 270 [APB 28-1], which amends APB Opinion No. 28 "Interim Financial Reporting". The Company has reviewed the standard and believes its current reporting meets the requirements of the standard.

On September 12, 2008, FASB issued FASB ASC 815 [FSP FAS 133-1]. This FSP seeks to clarify the application of FASB ASC 815, *Accounting for Derivative Instruments and Hedging Activities*, to require disclosures by sellers of credit derivatives, including embedded credit derivatives. Furthermore, the FSP amends FASB Interpretation No 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requiring additional disclosures related to payment/risk. Finally, this FSP clarifies the effective date of FASB ASC 815, *Disclosure about Derivative Instruments and Hedging Activities*. It is effective for reporting periods (annual or interim) ending after November 15, 2008. We have reviewed the position paper and concluded that we do not participate in the derivatives selling market, nor do we have any guarantees related to the debts of others. We will reconsider the applicability of this statement should our business circumstances change.

In March 2008, FASB issued FASB ASC 815 [SFAS No. 161], *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under FASB ASC 815, *Accounting for Derivative Instruments and Hedging Activities*; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. The Company has reviewed the standard and believes its current reporting meets the requirements of the standard.

Foreign Exchange

Management does not believe that the fluctuation in the value of the dollar in relation to the currencies of its customers in the last three fiscal years has adversely affected the Company's ability to sell products at agreed upon prices denominated in U.S. dollars. No assurance can be given, however, that adverse currency exchange rate fluctuations will not occur in the future. Should adverse currency exchange rate fluctuations occur in geographies where the Company sells/exports its products, management is not certain such fluctuations will or will not materially impact the Company's operating results.

Inflation

Management believes inflation has not had a significant impact on the Company's operations during the past three years. However, management has witnessed a trend of rising costs with respect to raw materials sourced in other countries. Whether this trend arises from inflation or other factors is uncertain.

CRITICAL ACCOUNTING POLICIES

Certain of the Company's policies require the application of judgment by management in selecting the appropriate assumptions for calculating financial estimates. These judgments are based on historical experience, terms of existing contracts, commonly accepted industry practices and other assumptions that the Company believes are reasonable under the circumstances. These estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Actual results may differ from these estimates under different assumptions or conditions.

The Company's critical accounting polices and estimates include:

Revenue Recognition and Allowance for Doubtful Accounts—Revenue from sales is recognized at the time title and the risks of ownership pass. This is when the customer has made the fixed commitment to purchase the goods, the products are shipped per the customer's instructions, the sales price is fixed and determinable, and collection is reasonably assured. The Company has in place procedures to ensure that revenue is recognized when earned. The procedures are subject to management's review and from time to time certain sales are excluded until it is clear that the title has passed and there is no further recourse to the Company. Allowance for doubtful accounts is estimated based on estimates of losses related to customer receivable balances. Estimates are developed using standard quantitative measures based on historical losses, adjusted for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss.

Accrued Program Costs—The Company has adopted FASB ASC 605 [Emerging Issues Task Force Issue No. 01-9, *Accounting for Consideration given by a Vendor to a Customer or Reseller of the Vendor's Products ("EITF 01-9")]*. In accordance with ASC 605, the Company classifies certain payments to its customers as a reduction of sales revenues. Other payments are operating expenses. The Company describes these costs overall as "Programs". Programs are a critical part of doing business in the agricultural chemicals business place. Essentially they are volume or other key performance indicator ("KPI") driven payments made to distributors or retailers at the end of a growing season. Each quarter management applies experience and market place knowledge to estimate the current liability.

Long-lived Asset—The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset. Management considers the carrying value of long-lived assets to be reasonable. Generally, the fair value will be determined using valuation techniques such as the present value of expected future cash flows.

Property, Plant and Equipment and Depreciation—Property, plant and equipment includes the cost of land, buildings, machinery and equipment, office furniture and fixtures, automobiles, construction projects and significant improvements to existing plant and equipment. Interest costs related to significant construction projects are capitalized at the Company's weighted average cost of capital. Expenditures for maintenance and minor repairs are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings. All plant and equipment is depreciated using the straight-line method, utilizing the estimated useful property lives. Building lives range from 10 to 30 years; machinery and equipment lives range from 3 to 15 years; office furniture and fixture lives range from 3 to 10 years; automobile lives range from 3 to 6 years; construction projects and significant improvements to existing plant and equipment lives range from 3 to 15 years when placed in service. The agricultural chemicals business involves complex manufacturing processes that drive high capital cost plant.

Foreign Currency Translation—Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, have been translated at period end exchange rates and profit and loss accounts have been translated using weighted average yearly exchange rates. Adjustments resulting from translation have been recorded in the equity section of the balance sheet as cumulative translation adjustments in other comprehensive income (loss). The effect of foreign currency exchange gains and losses on transactions that are denominated in currencies other than the entity's functional currency are remeasured to the functional currency using the end of the period exchange rates. The effects of remeasurement related to foreign currency transactions are included in current profit and loss accounts.

Derivative financial instruments and hedge activities—In accordance with FASB ASC 815 [SFAS 133], *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes all derivative instruments as either other assets or other liabilities at fair or market value on the balance sheet. In accordance with the hierarchy contained in FASB ASC 820 [SFAS 157], *Fair Value Measurements*, the Company calculated fair value using observable inputs other than Level 1 quoted prices (Level 2). At December 2008, the Company put in place as a hedge against the foreign currency exposure of a foreign currency denominated forecast purchase transaction. The Company re-evaluates the effectiveness of its derivative instruments using the dollar offset ratio and the cumulative dollar offset method for ineffectiveness. These re-evaluations are performed at the end of each quarter. The Company did not enter into any foreign currency hedge contracts during 2009. As of December 31, 2009 and 2008, the Company also has in place two interest rate swap contracts that are accounted for under FASB ASC 815. The Company qualifies for the short cut method for these swaps and performs quarterly re-evaluations to determine continued qualification for this method. Any gains or losses on derivative instruments that are deemed effective are taken as an adjustment to other comprehensive income (loss). If any contracts are deemed ineffective, then gains and losses in those contracts are taken as an adjustment to operating income. As at December 31, 2009 and 2008, the Company's derivative instruments have been tested and a charge of $0 and $174, respectively, has been taken to other income as a result.

Goodwill and Other Intangible Assets—The primary identifiable intangible assets of the Company relate to product rights associated with its product acquisitions. The Company adopted the provisions of FASB ASC 320 [SFAS No. 142], "Goodwill and Other Intangible Assets". Under the provisions of FASB ASC 320, identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the Company is based upon a number of factors including the effects of demand, competition, and expected changes in the marketability of the Company's products. The Company re-evaluates whether these intangible assets are impaired on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. The impairment test for identifiable intangible assets not subject to amortization consisting of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss, if any, is recognized for the amount by which the carrying value exceeds the fair value of the asset. Fair value is typically estimated using a discounted cash flow analysis, which requires the Company to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as selecting a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the Company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the Company, in such areas as: future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets, goodwill and identifiable intangible assets. The Company has performed an impairment review for the year ending December 2009 and there were no impairment losses recorded.

ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk related to changes in interest rates, primarily from its borrowing activities. The Company's indebtedness to its primary lender is evidenced by a line of credit with a variable rate of interest, which fluctuates with changes in the lender's reference rate. The Company uses derivative financial instruments for trading purposes to protect trading performance from exchange rate fluctuations on material contracts; also, as a condition of the Company's credit agreement with its banks, the Company is required to maintain in effect interest rate swap agreement(s) for a notional amount not less than one-half of the principal amount of its term loan (originally the term loan was $60 million) at any given time.

The Company conducts business in various foreign currencies, primarily in Europe and Mexico. Therefore changes in the value of the currencies of such countries or regions affect the Company's financial position and cash flows when translated into U.S. Dollars. The Company has mitigated and will continue to mitigate a portion of its currency exchange exposure through natural hedges based on the operation of decentralized foreign operating companies in which the majority of all costs are local-currency based. A 10% change in the value of all foreign currencies would have an immaterial effect on the Company's financial position and cash flows. As part of an on going process of assessing business risk, management has identified risk factors which are disclosed in Item 1A. Risk Factors of this Report.

ITEM 8 FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The Financial Statements and Supplementary Data required by this item are listed at PART IV, Item 15, Exhibits, Financial Statement Schedules.

ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of December 31, 2009, management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that these disclosure controls and procedures are effective, in all material respects, in ensuring that the information required to be disclosed in reports filed under the Securities Exchange Act of 1934 is (i) recorded, processed, summarized and reported on a timely basis, and (ii) accumulated and communicated to the Company's management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for the establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934 for American Vanguard Corporation and its subsidiaries ("the Company"). The Company's internal control system over financial reporting is designed to provide reasonable assurance to management and the Board of Directors as to the fair, reliable and timely preparation and presentation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America filed with the SEC.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even processes determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the Company's internal controls over financial reporting based on a framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework.* This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the effectiveness of controls and a conclusion on the evaluation. Based on this evaluation, management believes that as of December 31, 2009, the Company's internal control over financial reporting is effective.

BDO Seidman, LLP, the independent registered public accounting firm that audited the consolidated financial statements included in the Annual Report on Form 10-K, was engaged to attest to and report on the effectiveness of the American Vanguard's internal control over financial reporting as of December 31, 2009. Its report is included herein.

Changes in Internal Controls over Financial Reporting

There were no changes in internal controls over financial reporting during the quarter ended and year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
American Vanguard Corporation
Newport Beach, California

We have audited American Vanguard Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). American Vanguard Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, American Vanguard Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Vanguard Corporation as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 10, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Los Angeles, California
March 10, 2010

ITEM 9B OTHER INFORMATION

None.

PART III

ITEM 10 DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information regarding our executive officers is set forth in Part I of this report under "Item 1, Business—Executive Officers of the Registrant." In addition, the information set forth under the captions "Election of Directors," "Information About the Board of Directors and Committees of the Board" and "Transactions with Management and Others—Section 16(a) Beneficial Ownership Reporting Compliance" in our definitive proxy statement for our Annual Meeting of Stockholders to be held in 2009 (the "Proxy Statement"), which will be filed with the SEC within 120 days of the end of our fiscal year ended December 31, 2009, is incorporated herein by reference.

ITEM 11 EXECUTIVE COMPENSATION

Except specifically provided, the information set forth under the captions "Compensation of Executive Officers" and "Information About the Board of Directors and Committees of the Board—Compensation of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The disclosure contained in Part II, Item 5 under "Equity Compensation Plan Information" is incorporated herein by reference. Information regarding security ownership of certain beneficial owners and management is incorporated by reference to the information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement.

ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information set forth under the captions "Transactions with Management and Others" and "Information About the Board of Directors and Committees of the Board" in the Proxy Statement is incorporated herein by reference.

ITEM 14 PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accountant fees and services is incorporated by reference to the information set forth under the caption "Ratification of the Selection of Independent Registered Public Accounting Firm—Relationship of the Company with Independent Registered Public Accounting Firm" in the Proxy Statement.

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

REPORT OF THE AUDIT COMMITTEE

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter, include providing oversight to the Company's financial reporting process through periodic meetings with the Company's independent registered public accounting firm and management to review accounting, auditing, internal controls and financial reporting matters. The management of the Company is responsible for the preparation and integrity of the financial reporting information and related systems of internal controls. The Audit Committee, in carrying out its role, relies on the Company's senior management, including senior financial management, and its independent auditors.

We have reviewed and discussed with senior management the Company's audited financial statements included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission. Management has confirmed to us that such financial statements (i) have been prepared with integrity and objectivity and are the responsibility of management and (ii) have been prepared in conformity with generally accepted accounting principles.

We have discussed with BDO Seidman, LLP, the Company's independent registered public accounting firm , the matters required to be discussed by ASC 380 [SAS 61] (Communications with Audit Committee). ASC 380 requires our independent auditors to provide us with additional information regarding the scope and results of their audit of the Company's financial statements, including with respect to (i) their responsibility under generally accepted auditing standards, (ii) significant accounting policies, (iii) management judgments and estimates, (iv) any significant audit adjustments, (v) any disagreements with management, and (vi) any difficulties encountered in performing the audit.

We have received from BDO Seidman, LLP, a letter providing the disclosures required by Independence Standards Board Standard No. 1. (Independence Discussions with Audit Committees) with respect to any relationships between BDO Seidman, LLP and the Company that in their professional judgment may reasonably be thought to bear on independence. BDO Seidman, LLP has discussed its independence with us, and has confirmed in such letter that, in its professional judgment, it is independent of the Company within the meaning of the federal securities laws.

Based on the review and discussions described above with respect to the Company's audited financial statements, we have recommended to the Board of Directors that such financial statements be included in the Company's Annual Report on Form 10-K for filing with the Securities and Exchange Commission.

As specified in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and in accordance with generally accepted accounting principles. That is the responsibility of management and the Company's independent auditors. In addition, it is not the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the independent auditors, or to assure compliance with laws and regulations and the Company's Code of Conduct and Ethics. In giving our recommendation to the Board of Directors, we have relied on (i) management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles, and (ii) the report of the Company's independent registered public accounting firm with respect to such financial statements.

AUDIT COMMITTEE

Irving J. Thau, Chair
Carl R. Soderlind
Lawrence S. Clark

March 10, 2010

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

PART IV

ITEM 15 EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

Index to Consolidated Financial Statements and Supplementary Data:

(b) Exhibits:

The exhibits listed on the accompanying Index To Exhibits, page 101 are filed as part of this annual report.

(c) Valuation and qualifying accounts:

Schedule II-A—Valuation and Qualifying Accounts

Allowance for Doubtful Accounts Receivable (in thousands)

Fiscal Year Ended	Balance at Beginning of Period	Additions Charged to		Deductions	Balance at End of Period
		Costs and Expenses	Other		
December 31, 2009	$472	$164	—	—	$636
December 31, 2008	418	54	—	—	472
December 31, 2007	350	68	—	—	418

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, American Vanguard Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN VANGUARD CORPORATION
(Registrant)

By: /s/ ERIC G. WINTEMUTE

Eric G. Wintemute
President, Chief Executive Officer and Director

March 10, 2010

By: /s/ DAVID T. JOHNSON

David T. Johnson
Chief Financial Officer & Principal Accounting Officer

March 10, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

By: /s/ HERBERT A. KRAFT

Herbert A. Kraft
Co-Chairman

March 10, 2010

By: /s/ GLENN A. WINTEMUTE

Glenn A. Wintemute
Co-Chairman

March 10, 2010

By: /s/ LAWRENCE S. CLARK

Lawrence S. Clark
Director

March 10, 2010

By: /s/ JOHN L. KILLMER

John L. Killmer
Director

March 10, 2010

By: /s/ JOHN B. MILES

John B. Miles
Director

March 10, 2010

By: /s/ CARL R. SODERLIND

Carl R. Soderlind
Director

March 10, 2010

By: /s/ IRVING J. THAU

Irving J. Thau
Director

March 10, 2010

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
American Vanguard Corporation
Newport Beach, California

We have audited the accompanying consolidated balance sheets of American Vanguard Corporation as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive (loss) income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. In connection with our audits of the financial statements, we have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedules. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Vanguard Corporation at December 31, 2009 and 2008, and the results of its operations and cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), American Vanguard Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 10, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

Los Angeles, California
March 10, 2010

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and 2008
(Dollars in thousands, except share and per share data)

	2009	2008
Assets		
Current assets:		
Cash	$ 383	$ 1,229
Receivables:		
Trade, net of allowance for doubtful accounts of $636 and $472, respectively	40,681	51,405
Other	382	563
	41,063	51,968
Inventories	72,512	90,626
Prepaid expenses	2,143	1,688
Income taxes receivable	3,575	—
Total current assets	119,676	145,511
Property, plant and equipment, net	39,196	41,241
Intangible assets	86,973	91,079
Other assets	8,866	9,106
	$254,711	$286,937
Liabilities and Stockholders' Equity		
Current liabilities:		
Current installments of long-term debt	$ 8,528	$ 6,656
Accounts payable	11,401	16,195
Accrued program costs	27,188	16,204
Accrued expenses and other payables	3,762	6,767
Income taxes payable	—	3,332
Total current liabilities	50,879	49,154
Long-term debt, excluding current installments	45,432	75,748
Other Long-term Liabilities	192	—
Deferred income taxes	5,121	6,091
Total liabilities	101,624	130,993
Commitments and contingent liabilities Stockholders' equity:		
Preferred stock, $.10 par value per share; authorized 400,000 shares; none issued	—	—
Common stock, $.10 par value per share; authorized 40,000,000 shares; issued 29,575,562 shares in 2009 and 29,209,863 shares in 2008	2,958	2,921
Additional paid-in capital	41,529	38,873
Accumulated other comprehensive loss	(1,743)	(3,593)
Retained earnings	113,496	120,896
	156,240	159,097
Less treasury stock, at cost, 2,260,996 shares in both 2009 and 2008	(3,153)	(3,153)
Total stockholders' equity	153,087	155,944
	$254,711	$286,937

See summary of significant accounting policies and notes to consolidated financial statements.

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share data)

	2009	2008	2007
Net sales	$209,329	$237,538	$216,662
Cost of sales	148,903	136,407	120,932
Gross profit	60,426	101,131	95,730
Operating expenses	66,755	64,987	59,717
Operating (loss) income	(6,329)	36,144	36,013
Interest expense	3,253	4,300	5,731
Interest income	—	(75)	(214)
Interest capitalized	(44)	(254)	(30)
(Loss) income before provision for income taxes	(9,538)	32,173	30,526
Income taxes (benefit) expense	(3,749)	12,154	11,798
Net (loss) income	$ (5,789)	$ 20,019	$ 18,728
(Loss) earnings per common share—basic	$ (0.21)	$ 0.75	$ 0.71
(Loss) earnings per common share—assuming dilution	$ (0.21)	$ 0.73	$ 0.68
Weighted average shares outstanding—basic	27,120	26,638	26,307
Weighted average shares outstanding—assuming dilution	27,120	27,469	27,436

See summary of significant accounting policies and notes to consolidated financial statements.

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
Years ended December 31, 2009, 2008 and 2007
(Dollars in thousands, except per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(loss)	Comprehensive Income	Treasury Stock		Total
	Shares	Amount					Shares	Amount	
Balance, December 31, 2006	28,354,322	$2,835	$34,821	$ 86,114	$ (148)	—	2,226,796	$(2,745)	$120,877
Stocks issued under ESPP	44,372	5	268	—	—	—	—	—	273
Cash dividends on common stock ($0.07 per share)	—	—	—	(1,838)	—	—	—	—	(1,838)
Foreign currency translation adjustment, net	—	—	—	—	212	212	—	—	212
Stock based compensation	—	—	791	—	—	—	—	—	791
Stock options exercised and grants of restricted stock units	252,135	25	671	—	—	—	—	—	696
Net income	—	—	—	18,728	—	18,728	—	—	18,728
Total comprehensive income	—	—	—	—	—	$18,940	—	—	—
Balance, December 31, 2007	28,650,829	2,865	36,551	103,004	64	—	2,226,796	(2,745)	139,739
Stocks issued under ESPP	42,215	4	559	—	—	—	—	—	563
Cash dividends on common stock ($0.08 per share)	—	—	—	(2,127)	—	—	—	—	(2,127)
Foreign currency translation adjustment, net	—	—	—	—	(1,137)	(1,137)	—	—	(1,137)
Unrealized loss on currency forward cover contracts	—	—	—	—	(539)	(539)	—	—	(539)
Changes in fair value of interest swap	—	—	—	—	(1,981)	(1,981)	—	—	(1,981)
Stock based compensation	—	—	822	—	—	—	—	—	822
Treasury stock acquired							34,200	(408)	(408)
Stock options exercised and grants of restricted stock units	516,819	51	941	—	—	—	—	—	992
Net income	—	—	—	20,019	—	20,019	—	—	20,019
Total comprehensive income	—	—	—	—	—	$16,362	—	—	—
Balance, December 31, 2008	29,209,863	2,920	38,873	120,896	(3,593)	—	2,260,996	(3,153)	155,943
Stocks issued under ESPP	48,492	5	496	—	—	—	—	—	501
Cash dividends on common stock ($0.06 per share)	—	—	—	(1,611)	—	—	—	—	(1,611)
Foreign currency translation adjustment, net	—	—	—	—	441	441	—	—	441
Unrealized loss on currency forward cover contracts	—	—	—	—	539	539	—	—	539
Stock based compensation	—	—	1,223	—	—	—	—	—	1,223
Changes in fair value of interest swap	—	—	—	—	870	870	—	—	870
Stock options exercised and grants of restricted stock units	317,207	33	937	—	—	—	—	—	970
Net loss	—	—	—	(5,789)	—	(5,789)	—	—	(5,789)
Total comprehensive loss	—	—	—	—	—	$(3,939)	—	—	—
Balance, December 31, 2009	29,575,562	$2,958	$41,529	$113,496	$(1,743)	—	2,260,996	$(3,153)	$153,087

See summary of significant accounting policies and notes to consolidated financial statements

AMERICAN VANGUARD CORPORATION
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2009, 2008 and 2007
(Dollars in thousands)

	2009	2008	2007
Increase (decrease) in cash			
Cash flows from operating activities:			
Net (loss) income	$ (5,789)	$ 20,019	$ 18,728
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Depreciation and amortization	9,050	7,271	6,338
Amortization of intangibles	4,437	4,342	3,750
Loss from foreign currency contracts	—	174	—
Stock-based compensation expense related to stock options, employee stock purchases and directors' fees	1,223	822	791
Deferred income taxes	(778)	3,700	990
Changes in assets and liabilities associated with operations:			
Decrease in net receivables	10,905	4,602	19,174
(Increase) decrease in inventories	18,114	(27,171)	3,173
Increase in Income Tax Receivable	(3,575)	—	—
Increase in prepaid expenses and other assets	(2,898)	(4,913)	(3,745)
Decrease in accounts payable	(3,385)	(1,871)	(1,892)
Increase (decrease) in other payables and accrued expenses	4,647	(6,091)	5,851
Net cash provided by operating activities	31,951	884	53,158
Cash flows from investing activities:			
Capital expenditures	(4,322)	(14,444)	(3,500)
Acquisitions of intangible assets	—	(10,439)	(8,038)
Net cash used in investing activities	(4,322)	(24,883)	(11,538)
Cash flows from financing activities:			
Net (repayments) borrowings under line of credit agreement	(21,900)	24,500	(35,500)
Payments on long-term debt	(4,106)	(4,106)	(4,106)
(Decrease) increase in other notes payable	(2,438)	3,750	—
Proceeds from the issuance of common stock	1,470	1,555	969
Acquisition of treasury stock	—	(408)	—
Payment of cash dividends	(1,611)	(2,127)	(1,838)
Net cash (used in) provided by financing activities	(28,585)	23,164	(40,475)
Net (decrease) increase in cash	(956)	(835)	1,145
Cash at beginning of year	1,229	3,201	1,844
Effect of exchange rate changes on cash	110	(1,137)	212
Cash at end of year	$ 383	$ 1,229	$ 3,201
Supplemental cash flow information:			
Cash paid during the year for:			
Interest	$ 3,279	$ 4,135	$ 6,234
Income taxes	$ 3,361	$ 6,785	$ 11,674

See summary of significant accounting policies and notes to the consolidated financial statements

Supplemental schedule of non-cash investing and financing activities:

During 2009, the Company made payments in the amount of $2,400 associated with product line acquisitions completed in 2007 and 2008. Furthermore, the Company made a payment in the amount of $150 associated with a fixed asset purchase made in 2008.

During 2008, the Company completed the acquisitions of product lines and recorded intangible assets in the amount of $10,439 of which $8,839 was paid in cash during the period. Also during 2008, the Company completed an asset purchase and recorded assets in the amount of $350 of which $200 was paid in cash during the year. At December 31, 2009, $1,200 remains outstanding related to these transactions.

During 2007, the Company completed the acquisition of a product line in connection of which, the Company recorded intangible assets in the amount of $10,008 of which $8,008 was paid in cash during the period. At December 31, 2009, there is no remaining outstanding balance associated with this transaction.

(Dollars in thousands, except per share data)

Description of Business, Basis of Consolidation and Significant Accounting Policies

The Company is primarily a specialty chemical manufacturer that develops and markets safe and effective products for agricultural and commercial uses. The Company manufactures and formulates chemicals for crops, human and animal protection. The consolidated financial statements include the accounts of American Vanguard Corporation ("Company") and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company operates within a single operating segment.

Based on similar economic and operational characteristics, the Company's business is aggregated into one reportable segment. Selective enterprise information is as follows:

	2009	2008	2007
Net sales:			
Crop	$175,872	$193,273	$185,886
Non-crop	33,457	44,265	30,776
	$209,329	$237,538	$216,662

The Company's subsidiary, GemChem, Inc., procures certain raw materials used in the Company's manufacturing operations and is also a distributor of various pharmaceutical and nutritional supplement products.

Due to elements inherent to the Company's business, such as differing and unpredictable weather patterns, crop growing cycles, changes in product mix of sales and ordering patterns that may vary in timing, measuring the Company's performance on a quarterly basis (gross profit margins on a quarterly basis may vary significantly) even when such comparisons are favorable, is not as good an indicator as full-year comparisons.

Cost of Goods Sold—In addition to normal centers (i.e., direct labor, raw materials) of cost of goods sold, the Company includes such cost centers as Health and Safety, Environmental, Maintenance and Quality Control in cost of goods sold.

Other Than Cost of Goods Sold—Operating Expenses—Operating expenses include such cost centers as Selling, General and Administrative, Research and Product Development, Regulatory/Registration, Freight, Delivery and Warehousing.

Freight, Delivery and Warehousing Expense—Freight, delivery and warehousing costs incurred by the Company are reported as operating expenses. All amounts billed to a customer in a sales transaction related to freight, delivery and warehousing are recorded as a reduction in operating expenses. Freight, delivery and warehousing costs were $15,515 in 2009, $19,566 in 2008 and $17,263 in 2007.

Advertising Expense—The Company expenses advertising costs in the period incurred. Advertising expenses, which include promotional costs, are recognized in operating costs (specifically in selling expenses) in the consolidated statements of operations and were $2,632 in 2009, $3,267 in 2008 and $1,734 in 2007.

Inventories—The Company values its inventories at lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method, including material, labor and factory overhead. The Company writes down and makes adjustments to its inventory carry values as a result of the effects of unutilized capacity, net realizable value assessments of slow moving and obsolete inventory and other annual adjustments to ensure that our standard costs continue to closely reflect actual manufacturing cost.

(Dollars in thousands, except per share data)

The components of inventories consist of the following:

	2009	2008
Finished products	$66,116	$83,744
Raw materials	6,396	6,882
	$72,512	$90,626

Revenue Recognition and Allowance for Doubtful Accounts—Revenue from sales is recognized at the time title and the risks of ownership pass. This is when the customer has made the fixed commitment to purchase the goods, the products are shipped per the customer's instructions, the sales price is fixed and determinable, and collection is reasonably assured. The Company has in place procedures to ensure that revenue is recognized when earned. The procedures are subject to management's review and from time to time certain sales are excluded until it is clear that the title has passed and there is no further recourse to the Company. Allowance for doubtful accounts is estimated based on estimates of losses related to customer receivable balances. Estimates are developed using standard quantitative measures based on historical losses, adjusted for current economic conditions and, in some cases, evaluating specific customer accounts for risk of loss.

Accrued Program Costs—The Company has adopted FASB ASC 605 [Emerging Issues Task Force Issue No. 01-9], *Accounting for Consideration given by a Vendor to a Customer or Reseller of the Vendor's Products ("EITF 01-9")*. In accordance with FASB ASC 605, the Company classifies certain payments to its customers as a reduction of sales revenues. Other payments are operating expenses. The Company describes these costs overall as "Programs". Programs are a critical part of doing business in the agricultural chemicals business place. Essentially they are volume or other key performance indicator ("KPI") driven payments made to distributors or retailers at the end of a growing season. Each quarter management applies experience and market place knowledge to estimate the current liability.

Long-lived Assets—The carrying value of long-lived assets is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Measurement of the impairment loss is based on the fair value of the asset. Management considers the carrying value of long-lived assets to be reasonable. Generally, the fair value will be determined using valuation techniques such as the present value of expected future cash flows.

Property, Plant and Equipment and Depreciation—Property, plant and equipment includes the cost of land, buildings, machinery and equipment, office furniture and fixtures, automobiles, construction projects and significant improvements to existing plant and equipment. Interest costs related to significant construction projects are capitalized at the Company's weighted average cost of capital. Expenditures for maintenance and minor repairs are expensed as incurred. When property or equipment is sold or otherwise disposed of, the related cost and accumulated depreciation is removed from the respective accounts and the gain or loss realized on disposition is reflected in earnings. All plant and equipment is depreciated using the straight-line method, utilizing the estimated useful property lives. Building lives range from 10 to 30 years; machinery and equipment lives range from 3 to 15 years; office furniture and fixture lives range from 3 to 10 years; automobile lives range from 3 to 6 years; construction projects and significant improvements to existing plant and equipment lives range from 3 to 15 years when placed in service. The agricultural chemicals business involves complex manufacturing processes that drive high capital cost plant.

(Dollars in thousands, except per share data)

Foreign Currency Translation—Assets and liabilities of foreign subsidiaries, where the local currency is the functional currency, have been translated at period end exchange rates and profit and loss accounts have been translated using weighted average yearly exchange rates. Adjustments resulting from translation have been recorded in the equity section of the balance sheet as cumulative translation adjustments in other comprehensive income (loss). The effect of foreign currency exchange gains and losses on transactions that are denominated in currencies other than the entity's functional currency are remeasured to the functional currency using the end of the period exchange rates. The effects of remeasurement related to foreign currency transactions are included in current profit and loss accounts.

Derivative financial instruments and hedge activities—In accordance with FASB ASC 815 [SFAS 133], *Accounting for Derivative Instruments and Hedging Activities*, the Company recognizes all derivative instruments as either other assets or other liabilities at fair or market value on the balance sheet. In accordance with the hierarchy contained in FASB ASC 820 [SFAS 157], *Fair Value Measurements*, the Company calculated fair value using observable inputs other than Level 1 quoted prices (Level 2). At December 2008, the Company put in place a hedge against the foreign currency exposure of a foreign currency denominated forecast purchase transaction. The Company re-evaluates the effectiveness of its derivative instruments using the dollar offset ratio and the cumulative dollar offset method for ineffectiveness. These re-evaluations are performed at the end of each quarter. The Company did not enter into any foreign currency hedge contracts during 2009. As of December 31, 2009 and 2008, the Company also has in place two interest rate swap contracts that are accounted for under FASB ASC 815. The Company qualifies for the short cut method for these swaps and performs quarterly re-evaluations to determine continued qualification for this method. Any gains or losses on derivative instruments that are deemed effective are taken as an adjustment to other comprehensive income (loss). If any contracts are deemed ineffective, then gains and losses in those contracts are taken as an adjustment to operating income. As at December 31, 2009 and 2008, the Company's derivative instruments have been tested and a charge of $0 and $174, respectively, has been taken to other income as a result.

Goodwill and Other Intangible Assets—The primary identifiable intangible assets of the Company relate to product rights associated with its product acquisitions. The Company adopted the provisions of FASB ASC 350 [SFAS No. 142], "Goodwill and Other Intangible Assets". Under the provisions of FASB ASC 350, identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the Company is based upon a number of factors including the effects of demand, competition, and expected changes in the marketability of the Company's products. The Company re-evaluates whether these intangible assets are impaired on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. The impairment test for identifiable intangible assets not subject to amortization, consisting of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss, if any, is recognized for the amount by which the carrying value exceeds the fair value of the asset. Fair value is typically estimated using a discounted cash flow analysis, which requires the Company to estimate the future cash flows anticipated to be generated by the particular asset(s) being tested for impairment as well as selecting a discount rate to measure the present value of the anticipated cash flows. When determining future cash flow estimates, the Company considers historical results adjusted to reflect current and anticipated operating conditions. Estimating future cash flows requires significant judgment by the Company, in such areas as; future economic conditions, industry-specific conditions, product pricing and necessary capital expenditures. The use of different assumptions or estimates for future cash flows could produce different impairment amounts (or none at all) for long-lived assets,

(Dollars in thousands, except per share data)

goodwill and identifiable intangible assets. The Company has performed an impairment review for the year ending December 2009 and there were no impairment losses recorded.

Fair Value of Financial Instruments—The carrying values of cash, receivables and accounts payable approximate their fair values because of the short maturity of these instruments. The fair value of the Company's long-term debt and note payable to bank is estimated based on the quoted market prices for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities. Such fair value approximates the respective carrying values of the Company's long-term debt and note payable to bank.

Income Taxes—The Company uses the asset and liability method to account for income taxes, including recognition of deferred tax assets for the anticipated future tax consequences attributable to differences between financial statement amounts and their respective tax bases. Income tax expense is recognized currently for taxes payable. The Company reviews its deferred tax assets for recovery. A valuation allowance is established when the Company believes that it is more likely than not that some portion of its deferred tax assets will not be realized. Changes in valuation allowances from period to period are included in the Company's tax provision in the period of change.

Per Share Information—FASB ASC 260 [SFAS No. 128], *Earnings Per Share* ("EPS") requires dual presentation of basic EPS and diluted EPS on the face of all income statements. Basic EPS is computed as net income divided by the weighted average number of shares of common stock outstanding during the period. Diluted EPS reflects potential dilution that could occur if securities or other contracts, which, for the Company, consists of options to purchase shares of the Company's common stock are exercised.

The components of basic and diluted earnings per share were as follows:

	2009	2008	2007
Numerator:			
Net (loss) income	$ (5,789)	$20,019	$18,728
Denominator:			
Weighted average shares outstanding—basic	27,120	26,638	26,307
Assumed exercise of stock options—fully dilutive	—	831	1,129
	27,120	27,469	27,436

The assumed exercise of 1,145 stock options has been excluded from fully diluted earnings per share for the year ended December 31, 2009 because to do so would be anti-dilutive.

Accounting Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses at the date that the financial statements are prepared. Actual results could differ from those estimates.

Reclassifications—Certain prior years amounts have been reclassified to conform to the current year's presentation.

(Dollars in thousands, except per share data)

Stock-Based Compensation—The Company accounts for stock-based awards to employees and directors using FASB ASC 718 [SFAS No. 123 (revised 2004)], "Share-Based Payment". When applying the provisions of FASB ASC 718, the Company also applies the provisions of Staff Accounting Bulletin ("SAB") No. 107 and SAB No. 110.

FASB ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's Consolidated Statement of Income.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in the Company's Consolidated Statement of Operations included compensation expense for the share-based payment awards granted subsequent to December 31, 2005. In conjunction with the adoption of FASB ASC 718 in 2006, the Company changed its method of attributing the value of stock-based compensation to expense from the accelerated multiple-option approach to the straight-line single option method. Stock-based compensation expense recognized in the Consolidated Statement of Operations for periods subsequent to December 31, 2005 has been reduced for forfeiture as required by FASB ASC 718. Estimated forfeitures recognized in the Company's Consolidated Statement of Operations exceed actual forfeitures incurred at December 31, 2009 by $70. The Company estimates that 4.8 percent of all restricted stock grants will be forfeited. Estimated forfeitures for option awards are immaterial.

As of December 31, 2009, the Company had approximately $19 of unamortized stock-based compensation expenses related to unvested options, which will be recognized over the weighted-average period of 1.2 years. As of December 31, 2009, the Company had approximately $1,639 of unamortized stock-based compensation expenses related to unvested restricted stock, which will be recognized over the weighted-average period of 1.8 years. This projected expense will change if any stock options and restricted stock are granted or cancelled prior to the respective reporting periods or if there are any changes required to be made for estimated forfeitures.

The Company uses the Black-Scholes option-pricing model ("Black-Scholes model") to value option grants using the following weighted average assumptions:

	2008
Risk free interest rate	2.45%
Dividend yield	.50%
Volatility factor	50%
Weighted average life (years)	5 years

The weighted average grant-date fair values of options granted during 2008 were $7.11. There were no option shares granted during 2009.

The expected volatility and expected life assumptions are highly complex and uses subjective variables. The variables take into consideration, among other things, actual and projected employee stock option exercise behavior. The Company estimates expected term using the "safe harbor" provisions of SAB 107 and SAB 110. The Company used historical volatility as a proxy for estimating expected volatility.

The Company values restricted stock grants using the Company's traded stock price on the date of grant.

(Dollars in thousands, except per share data)

Recently Issued Accounting Guidance

In February 2010, Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2010-09, an amendment of FASB ASC 855 [FAS 165] *"Subsequent Events"*. The objective of the standard is to provide reporting entities with principles and requirements related to subsequent events. The objective of the standard is to clarify when a Company must disclose details of a subsequent event. Equally, the standard makes clear circumstances when details of a subsequent event need not be included in the Company's public filing. The standard clarifies that SEC filers are still required to evaluate subsequent events through the date its financial statements are issued, however, SEC filers are no longer required to disclose in the financial statements that it has done so or the date through which subsequent events have been evaluated. The standard is effective upon issuance for filings after February 24, 2010. The Company has adopted the standard.

In October 2009, FASB updated the Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force. The objective of this Update is to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Subtopic 605-25, Revenue Recognition-Multiple Element Arrangements, establishes the accounting and reporting guidance for arrangements under which the vendor will perform multiple revenue-generating activities. The amendments in this Update will affect accounting and reporting for all vendors that enter into multiple-deliverable arrangements with their customers. This update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company will monitor its sales activities in the future that may be affected by this update.

In September 2009, FASB updated FASB ASC 820 [FAS 157], "Fair Value Measurements and Disclosures: Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)". This guidance pertains to investments that do not have readily determinable fair values as defined in the Master Glossary of the FASB Accounting Standards Codification (those investments are not listed on national exchanges or over-the-counter markets such as the National Association of Securities Dealers Automated Quotation System). Examples of these investees (also referred to as alternate investments) may include hedge funds, private equity funds, real estate funds, venture capital funds, offshore fund vehicles, and funds of funds. This particular update does not apply to the Company as the Company does not have any alternate investments such as offshore fund vehicles, real estate funds and others as defined by this Accounting Standards Update ("ASU"). We will continue to monitor the Company's activities in the future that might be affected by this update.

In June 2009, the FASB issued FASB ASC 105 [FAS 168] *"The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles"*. This new statement identifies the source of accounting principles and the framework for selecting principles used in the preparation of financial statements for nongovernmental entities that are presented in conformity with US GAAP. The pronouncement is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company has reviewed the details of the statement and concluded that changes in codification structure will have no effect on the financial reporting of the Company. The Company adopted the pronouncement and the 10-K filing reflected the citations under the codification.

On April 9, 2009, the FASB issued FASB ASC 820 [FAS 157-4], *"Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly"*. This is additional clarification and advice on FASB ASC 820 which was

(Dollars in thousands, except per share data)

issued in September 2006. The Company operates in the Chemical Industry. As such an important factor in our business relates to the ownership or usage rights related to intellectual property (Intangible Assets). At each quarter end we assess the fair value of our holdings. This FSP takes effect for reporting periods ending on or after January 15, 2009. We have assessed our assets and liabilities and do not believe that any fall into the scope of this statements. We will continue to regularly assess our portfolio and will make the necessary adjustments and disclosures when we conclude that one or more of our assets fall within the scope of this statement.

On April 9, 2009, FASB issued FASB ASC 825 [FAS 107-1]. This position paper amends FASB ASC 825 "*Disclosures about Fair Value of Financial Instruments*". At the same time the FASB issued FASB ASC 270 [APB 28-1], which amends APB Opinion No. 28 "Interim Financial Reporting". Both of these position papers are focused on increasing disclosures related to the fair value of financial instruments for interim reporting periods of publicly traded companies. The Company has reviewed the standard and believes its current reporting meets the requirements of the standard.

On September 12, 2008, FASB issued FASB ASC 815 [FSP FAS 133-1]. This FSP seeks to clarify the application of FASB ASC 815, *Accounting for Derivative Instruments and Hedging Activities*, to require disclosures by sellers of credit derivatives, including embedded credit derivatives. Furthermore, the FSP amends FASB Interpretation No 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requiring additional disclosures related to payment/risk. Finally, this FSP clarifies the effective date of FASB ASC 815, *Disclosure about Derivative Instruments and Hedging Activities*. It is effective for reporting periods (annual or interim) ending after November 15, 2008. We have reviewed the position paper and concluded that we do not participate in the derivatives selling market, nor do we have any guarantees related to the debts of others. We will reconsider the applicability of this statement should our business circumstances change.

In March 2008, FASB issued FASB ASC 815 [SFAS No. 161], *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS 161"). The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. The new standard also improves transparency about the location and amounts of derivative instruments in an entity's financial statements; how derivative instruments and related hedged items are accounted for under FASB ASC 815, *Accounting for Derivative Instruments and Hedging Activities*; and how derivative instruments and related hedged items affect its financial position, financial performance, and cash flows. The Company has reviewed the standard and believes its current reporting meets the requirements of the standards.

(Dollars in thousands, except per share data)

(1) Property, Plant and Equipment

Property, plant and equipment at December 31, 2009 and 2008 consists of the following:

	2009	2008	Estimated useful lives
Land	$ 2,458	$ 2,458	
Buildings and improvements	7,368	7,330	10 to 30 years
Machinery and equipment	75,170	69,841	3 to 15 years
Office furniture, fixtures and equipment	5,848	5,479	3 to 10 years
Automotive equipment	245	209	3 to 6 years
Construction in progress	1,104	2,554	
	92,193	87,871	
Less accumulated depreciation	52,997	46,630	
	$39,196	$41,241	

(2) Long-Term Debt

Long-term debt of the Company at December 31, 2009 and 2008 is summarized as follows:

	2009	2008
Note payable, secured by certain real property, payable in monthly installments of $9, plus interest (2.233% as of December 31, 2009) with remaining unpaid principal due April 1, 2011	$ 2,048	$ 2,154
Term loan, secured by personal property, payable in quarterly principal installments of $1,000 plus interest (1.99% as of December 31, 2009) through December 31, 2009 and $2,000 plus interest thereafter with remaining unpaid principal due December 15, 2013(a)	48,000	52,000
Product acquisitions	1,200	3,600
Asset Purchase Agreement	112	150
Revolving line of credit (interest rate of 3.25% at December 31, 2009)(a)	2,600	24,500
	53,960	82,404
Less current installments	8,528	6,656
	$45,432	$75,748

Approximate principal payments on long-term debt mature as follows:

2010	$ 8,528
2011	12,964
2012	8,422
2013	24,022
2014	24
	$53,960

(a) Under the term of the Credit Agreement (the "Credit Agreement") dated December 19, 2006 among AMVAC (and its affiliates) and a syndicate of commercial lenders led by the Bank of West (as arranger, syndication agent, swing line lender and L/C lender) the Company is party to a $123,000 secured, senior credit facility. The credit facility consists of a $75,000 revolving line of credit and $48,000 term loan; it also includes an accordion term feature of $30,000. Under the Credit Agreement, these loans bear interest at the prime rate ("Prime Rate Loans"), or at the Company's option, a fixed rate of interest offered by the Bank (such as adjusted LIBOR rate plus certain margins, in each case dependent on certain debt ratios ("Eurodollar Rate Loans"). The senior secured revolving line of credit matures on December 15, 2011 and term loan matures on December 15, 2013. These loans contain certain covenants (with which the Company is in compliance) as defined in the agreement. The Company had $1,530 of availability under its revolving line of credit as of December 31, 2009.

On March 5, 2010, AMVAC, as borrower, and its affiliates (including the Company), as guarantors, entered into a First Amendment to Credit Agreement (the "First Amendment") with a syndicate of commercial lenders led by the Bank of the West as arranger, syndication agent, swing line lender and L/C lender which amends the Credit Agreement. Under the terms of the First Amendment, (i) the Consolidated Funded Debt Ratio for the quarters of calendar year 2010 is changed from a ratio of 2.50:1.00 to a range of from 5.25:1.00 to 3.00:1.00; (ii) the Consolidated Fixed Charge Coverage Ratio for Q4 2009 and Q1 and Q2 of 2010 is changed from 1.50:1.00 to 1.25:1.00; (iii) the Prime Rate Loan provision is changed to be an alternate base rate ("Alternate Base Rate") to be based upon the greater of (x) prime rate, (y) the federal funds rate plus 1%, and (z) the daily one-month LIBOR plus 1%; and (iv) the Eurodollar Rate and Alternate Base Rates are increased by a range of between 1.25% and 2.25%. The First Amendment does not alter any of the loan commitments under the credit facility.

Substantially all of the Company's assets are pledged as collateral with its banks.

The Company has various loans in place that together constitute the short-term and long-term loan balances shown in the balance sheet at December 31, 2009 and December 31, 2008. These are summarized in the following table:

Indebtedness	**December 31, 2009**			**December 31, 2008**		
$000's	**Long-term**	**Short-term**	**Total**	**Long-term**	**Short-term**	**Total**
Term Loan	$40,000	$8,000	$48,000	$48,000	$4,000	$52,000
Real estate	1,942	106	2,048	2,048	106	2,154
Working Capital Revolver	2,600	—	2,600	24,500	—	24,500
Asset Purchase	90	22	112	—	150	150
Other notes payable	800	400	1,200	1,200	2,400	3,600
Total Indebtedness	$45,432	$8,528	$53,960	$75,748	$6,656	$82,404

The average amount outstanding of the senior secured revolving line of credit during the years ended December 31, 2009 and 2008 was $21,717 and $26,269. The weighted average interest rate on the revolving credit line during the years ended December 31, 2009 and 2008 was 3.7% and 4.4% respectively.

(Dollars in thousands, except per share data)

(3) Income Taxes

The components of income tax (benefit) expense are:

	2009	2008	2007
Current:			
Federal	$(2,091)	$ 5,638	$ 8,031
State	(981)	1,971	2,001
Foreign	293	845	776
Deferred:			
Federal	72	3,411	737
State	(898)	289	253
	$(3,749)	$12,154	$11,798

Total income tax (benefit) expense differed from the amounts computed by applying the U.S. Federal income tax rate of 35.0% to income before income tax expense as a result of the following:

	2009	2008	2007
Computed tax (benefit) provision at statutory Federal rates	$(3,339)	$11,261	$10,656
(Decrease) Increase in taxes resulting from:			
State taxes, net of Federal income tax benefit	(431)	1,544	1,451
Other expenses	21	(651)	(309)
	$(3,749)	$12,154	$11,798

	2009	2008	2007
Domestic	$(10,841)	$29,170	$27,926
Foreign	1,303	3,003	2,600
	$ (9,538)	$32,173	$30,526

(Dollars in thousands, except per share data)

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to significant portions of the net deferred tax liability at December 31, 2009 and 2008 relate to the following:

	2009	2008
Current:		
Inventories	$ 7,128	$ 2,200
State income taxes	—	707
Vacation pay accrual	215	213
Stock based compensation	—	—
Accrued bonuses	—	735
Bad Debt	150	—
Tax Credit	209	—
NOL Carry Forward	143	—
Other	40	288
Net deferred tax asset	7,885	4,143
Non-Current:		
Plant and equipment, principally due to differences in depreciation and capitalized interest	(10,388)	(8,360)
State Income Taxes	(515)	—
Accrued bonuses	(126)	—
Legal fees	(814)	(719)
Prepaid expenses	(1,163)	(1,155)
Net deferred tax liability	(13,006)	(10,234)
Total net deferred tax liability	$ (5,121)	$ (6,091)

The following is a rollforward of the Company's total gross unrecognized tax benefits, not including interest and penalties, for the fiscal year ended December 31, 2009:

	Gross Unrealized Tax Benefits
Balance at December 31, 2008	$ —
Additions for tax positions related to the current Year	68
Additions for tax positions related to the prior year	113
Balance at December 31, 2009	$ 181

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in provision for income taxes in the Company's consolidated financial statements. As of December 31, 2009, the Company had approximately $100 in interest and penalties related to recognized tax benefits accrued. It is not expected that the amounts of unrecognized tax benefits will change in the next 12 months.

(Dollars in thousands, except per share data)

The Company believes it is more likely than not that the deferred tax assets above will be realized in the normal course of business. Undistributed earnings of foreign subsidiaries are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred United States income tax liability is not practicable because of the complexities associated with its hypothetical calculation.

Accounting for Uncertainty in Income Taxes

The Company adopted the provisions of FASB ASC 740 [Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109,* or FIN 48], on January 1, 2007. FIN 48 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740 [SFAS No. 109, *Accounting for Income Taxes*]. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

The implementation of ASC 740 did not have a material effect on the Company's financial statements. The Company's evaluation was performed for the tax years ended December 31, 2004—2009, the years which remain subject to examination by major tax jurisdictions.

The Company may from time to time be assessed interest or penalties by major tax jurisdictions. In the event the Company receives an assessment for interest and/or penalties, such amounts will be classified in the financial statements as income tax expense.

(4) Litigation and Environmental

A. DBCP Cases

Introductory Notes. A number of suits have been filed against AMVAC, alleging injury from exposure to the agricultural chemical 1,2-dibromo-3-chloropropane ("DBCP"). DBCP was manufactured by several chemical companies, including Dow Chemical Company, Shell Oil Company and AMVAC and was approved by the U.S. EPA to control nematodes. DBCP was also applied on banana farms in Latin America. The U.S. EPA suspended registrations of DBCP in October 1979, except for use on pineapples in Hawaii. The EPA suspension was partially based on 1977 studies by other manufacturers that indicated a link between male sterility and exposure to DBCP among their factory production workers producing the product.

Nicaraguan Cases. Thus far there are approximately 100 lawsuits, foreign and domestic, filed by former banana workers in which AMVAC has been named as a party. Fifteen of these suits have been filed in the United States (with prayers for unspecified damages) and the remainder have been filed in Nicaragua. Three of these domestic suits were brought by citizens of Nicaragua while the other domestic suits have been brought by citizens of other countries. These claims are all in various stages and allege injury from exposure to DBCP, including claims for sterility. All but two of the suits filed in Nicaragua are unserved. All but one of the suits in Nicaragua have been filed pursuant to Special Law 364, an October 2000 Nicaraguan statute that contains

(Dollars in thousands, except per share data)

substantive and procedural provisions that Nicaragua's Attorney General previously expressed as unconstitutional. Each of the Nicaraguan plaintiffs claims $1 million in compensatory damages and $5 million in punitive damages. In all of these cases, AMVAC is a joint defendant with Dow Chemical and Dole Food Company, Inc. In the two cases pending before Nicaraguan courts in which AMVAC has been served, the court has denied AMVAC's objection to jurisdiction, which is being appealed.

On October 20, 2009, in a case captioned *Osorio v. Dole Food Company*, the U.S. District Court for the Southern District of Florida entered an order in which it refused to recognize a $97 million judgment that had been rendered by a trial court in Chinandega, Nicaragua in favor of 150 plaintiffs against Dow and Dole under Special Law 364 for alleged exposure to DBCP. In reaching its decision in *Osorio*, the court found that it was improper to recognize the Nicaraguan court's judgment under the Florida Recognition Act because: Special Law 364 is fatally unfair and discriminatory and fails to provide defendants with a minimum level of due process; the irrefutable presumption of causation under Special Law 364 violates public policy; and the Nicaraguan judgment was rendered under a system which does not provide impartial tribunals. In light of both the decision in *Osorio* and the Los Angeles Superior Court's finding of pervasive fraud in *Mejia* and *Rivera* (as described below), AMVAC believes that its exposure to liability in Nicaragua cases is significantly diminished. Accordingly, the Company believes that a loss in these matters is neither probable nor reasonably estimable and has not incurred a loss contingency therefor.

Recently Dismissed State Court Cases

Over the course of 2009, a number of active state court cases involving DBCP claims were dismissed. They are described below.

Mejia. On September 20, 2005, *Rodolfo Mejia et al. v. Dole Food Company, Inc. et al.*, was filed in the Los Angeles County Superior Court on behalf of 16 Nicaraguan plaintiffs, with several other plaintiffs subsequently added, who claimed sterility or reduced sperm counts and were allegedly DBCP applicators. Punitive damages were sought against each defendant. The court advised that discovery would be limited to 20 plaintiffs and any others beyond that number must be transferred to another case. Discovery on the claims of the plaintiffs began, and plaintiffs' counsel dismissed the claims of several plaintiffs leaving only 10 plaintiffs from the original group, one of whom the Company had settled with in an earlier action entitled *Tellez*. In late 2008, Defendant Dole reported that its investigation of this matter revealed potential fraud among plaintiffs and certain of plaintiffs' counsel regarding the claims alleged in the action. In response, the court entered a protective order and permitted discovery to proceed relating to these fraud allegations. While the court had originally set a preliminary trial for September 10, 2009 to determine whether the plaintiffs have committed fraud in filing their claims, in the face of evidence showing fraud, on March 11, 2009, the court issued an order to show cause ("OSC") why the matter should not be dismissed with prejudice. A three day evidentiary hearing on the OSC commenced April 21, 2009, at the conclusion of which the court found that there had been "massive amounts of evidence demonstrating the recruiting and training of fraudulent plaintiffs to bring cases in both the Nicaraguan and U.S. courts" and that "what has occurred here is not just a fraud on this court, but is a blatant extortion of the defendants." The court found further that the conduct of "plaintiffs and [certain of] plaintiffs' attorneys [was] so outrageous and pervasive and profound that it far exceed[ed] anything described … in any of the reported cases" and that the standard for awarding termination sanctions had been "indisputably met" under a clear and convincing standard. Accordingly, as of April 23, 2009, the court dismissed both *Mejia* and *Rivera* (described below) with prejudice.

(Dollars in thousands, except per share data)

Rivera. On October 26, 2007, an action entitled *Rivera et al. v. Dole Food Company, Inc.* was filed on behalf of four Nicaraguan plaintiffs in the Los Angeles County Superior Court against Dole Food Company, Inc., Dole Fresh Fruit Company, Standard Fruit Company, Standard Fruit and Steamship Company, the Dow Chemical Company, and AMVAC Chemical Corporation. The complaint alleges that the four plaintiffs worked at various banana farms in Nicaragua and were exposed to DBCP from 1975 to 1990, suffering irreversible sterility or infertility. The complaint seeks unspecified compensatory and punitive damages against each defendant. The suit was assigned to the same judge for case management and trial as in the *Mejia* matter. After the complaint was amended and several plaintiffs were added to *Mejia*, one plaintiff remained in *Rivera* and the action was stayed pending resolution of *Mejia*. As described above, following the OSC hearing that concluded April 23, 2009, the court dismissed both *Rivera* and *Mejia* with prejudice.

Patrickson. In October 1997, AMVAC was served with a complaint(s) in which it was named as a defendant. The matter was filed in the Circuit Court, First Circuit, State of Hawaii and in the Circuit Court of the Second Circuit, State of Hawaii (two identical suits) entitled *Patrickson, et. al. v. Dole Food Co., et. al.*, and alleges damages sustained from sterility and other injuries caused by exposure of plaintiffs (banana workers) to DBCP while applying the product in their native countries from 1959 through at least 1997. The ten named plaintiffs are citizens of four countries—Guatemala, Costa Rica, Panama, and Ecuador. Punitive damages are sought against each defendant. The matter was eventually transferred to state court in Oahu. On June 9, 2009, that court granted defendants' motion for summary judgment and dismissed the action with prejudice as to six of the plaintiffs, finding that these plaintiffs were barred from making their claims under the applicable statute of limitations. The remaining four plaintiffs were subsequently dismissed without prejudice.

Ivory Coast Cases. On October 6, 2006, AMVAC was served with seven suits filed in the Los Angeles County Superior Court and one suit in the United States District Court in Los Angeles that include a total of 668 residents of the Ivory Coast as plaintiffs. Each plaintiff claims bodily injuries from exposure to DBCP while residing or working on banana or pineapple plantations in that country from the 1970s to the present. The suits name AMVAC, Dow Chemical, Shell Oil Company, and Dole Food as defendants. All these suits also seek punitive damages, and the action filed in federal court alleged a claim under the Alien Tort Claims Act, alleging that the sale and use of DBCP amounted to genocide in the Ivory Coast. Defendants successfully obtained the dismissal of these federal claims. In the seven state court actions, plaintiffs' counsel petitioned the court to withdraw from representing plaintiffs. On September 28, 2009, the court granted the motion of plaintiffs' counsel and ordered that unless the plaintiffs either appear in person before the court or appoint new counsel by October 30, 2009, the court intended to dismiss the actions without prejudice. In light of the fact that plaintiffs failed either to appoint new counsel or to appear personally, the court dismissed these actions without prejudice on October 30, 2009.

Pending State Court Cases.

Louisiana Cases. In November 1999, Amvac Chemical Corporation was served with three complaints filed in the 29th Judicial District Court for the Parish of St. Charles, State of Louisiana entitled *Pedro Rodrigues et. al v. AMVAC Chemical Corporation et. al, Andres Puerto, et. al v. Amvac Chemical Corporation, et. al* and *Eduardo Soriano, et al v. Amvac Chemical Corporation et. al.* Other named defendants are: Dow Chemical Company, Occidental Chemical Corporation, Shell Oil Company, Standard Fruit, Dole Food, Chiquita Brands, Tela Railroad Company, Compania Palma Tica, and Del Monte Fresh Produce. These suits were filed in 1996, but they were not served until November 1999. Following a dismissal of most of the plaintiffs from the action (in

(Dollars in thousands, except per share data)

light of the fact that they had previously settled their claims in other actions), the complaints, with *Soriano* as the lead case, allege personal injuries to about 314 persons (167 from Ecuador, 102 from Costa Rica, and 45 from Guatemala) from alleged exposure to DBCP (punitive damages are also sought). With the United States Supreme Court holding there was no federal court jurisdiction in the *Patrickson* case , the federal court judge remanded the cases to Louisiana state court in June 2003. In state court, the three cases were assigned to two different judges. On November 17, 2006, the state court separated the cases handled by attorney Scott Hendler from the cases being pursed only against the growers handled by different counsel. Subsequently, the cases against the growers were settled and all those actions were dismissed. The cases handled by Mr. Hendler were supposed to be placed in a new action, which was not done. After a hearing on January 29, 2008, the court ruled on February 8, 2008 that these plaintiffs could still proceed in the existing cases rather than in a new pleading. No discovery has taken place. At this stage, the Company believes that a loss in these matters is neither probable nor reasonably estimable and, accordingly, has not accrued a loss contingency therefor.

Mississippi Cases. In May 1996, AMVAC was served with five complaints (in which it is named as a defendant) by plaintiffs Edgar Arroyo-Gonzalez, Eulogio Garzon-Larreategui, ValentinValdez, Amilcar Belteton-Rivera, and Carlos Nicanor Espinola-E against one or more of the following named defendants: Coahoma Chemical Co. Inc., Shell Oil Company, Dow Chemical Co., Occidental Chemical Co., Standard Fruit Co., Standard Fruit and Steamship Co., Dole Food Co., Inc., Dole Fresh Fruit Co., Chiquita Brands, Inc., Chiquita Brands International, Inc. and Del Monte Fresh Produce, N.A. The cases were filed in the Circuit Court of Harrison County, First Judicial District of Mississippi. Each case alleged damages sustained from injuries caused by plaintiffs' (who are former banana workers and citizens of a Central American country) exposure to DBCP while applying the product in their native countries. These cases were removed to U.S. District Court for the Southern District of Mississippi, Southern Division. The federal court granted defense motions to dismiss in each case pursuant to the doctrine of *forum non conveniens.* On January 19, 2001, the court issued an unpublished decision, finding that there was jurisdiction in federal court, but remanded just one case (Espinola) back to the trial court based on a stipulation which limited the plaintiff's recovery to fifty thousand dollars ($50). No activity has taken place on this matter since 2001. Without discovery, it is unknown whether this plaintiff was exposed to the Company's product or what defenses may apply. AMVAC intends to contest the cases vigorously. At this stage, the Company believes that a loss in these matters is neither probable nor reasonably estimable and, accordingly, has not accrued a loss contingency therefor.

Adams v. Dole Food Co. et al. On approximately November 23, 2007, AMVAC was served with a suit filed by two former Hawaiian pineapple workers and their spouses, alleging testicular cancer due to DBCP exposure: *Adams v. Dole Food Co. et al.* in the First Circuit for the State of Hawaii. The complaint was filed on June 29, 2007 and names Dole Food Co,, Standard Fruit and Steamship Company, Dole Fresh Food, Pineapple Growers Association, AMVAC, Shell Oil Co., Dow Chemical Co. and Occidental Corporation. Plaintiff Mark Adams alleges he was exposed to DBCP in 1974 and 1975 while working on Dole's plantation on Oahu. Plaintiff Nelson Ng alleges he was exposed between 1971 and 1973 while working in Lanai City, Lanai. AMVAC answered the complaint on or about December 14, 2007. While no discovery has taken place, AMVAC denies that any of its product could have been used at the times and locations alleged by these plaintiffs. At this stage, the Company believes that, while remotely possible, a loss is neither probable nor reasonably estimable and, accordingly, it has not accrued loss contingency therefor.

(Dollars in thousands, except per share data)

B. Other Matters

On July 20, 2009, the Texas Commission on Environmental Quality (TCEQ) issued an administrative order (the "Order") under which it identified parties that are potentially responsible for solid waste and/or hazardous substances at the ArChem/Thames Chelsea State Superfund Site (the "Site"). In that order, AMVAC was identified as one of 50 potentially responsible parties (PRP's) relating to TCEQ removal actions that were conducted at the Site in 1992 and 1993. The total cost of such removal actions for which that group of PRP's could be liable is approximately $775. AMVAC's involvement in this matter purportedly arises from the single shipment of an intermediate compound sent to the Site for further synthesis in the late 1980's. Amvac has joined a group of PRP's which has challenged the Order by way of filing a petition with the District Court of Travis County, Texas in a matter captioned *Akzo Nobel etc. et al. v. Texas Commission on Environmental Quality, Cause No. D-1-6N-09-002820.* Petitioners have challenged the Order on several grounds, including failure to provide PRP's with an evidentiary hearing and the fact that petitioners should not be liable as arrangers under CERCLA, as they sent useful product—not waste—to the Site. At this stage in the proceedings, the Company believes that a loss is remotely possible and that such loss could be reasonably estimated at between $15 and $30; the Company has not set up a loss contingency therefor.

On or about September 25, 2009, an action styled *Joseph K. Wilson v. Gemchem, Inc. etc.*, Civ. No. 02-CV-2009-901876.00, was filed in the Civil Court of Mobile, Alabama by a former employee who seeks compensation and medical expenses arising from physical injuries that he allegedly sustained when he tripped and fell at AMVAC's facility in Axis, Alabama. The Company does not believe that the claims have any merit and intends to defend the matter vigorously. At this stage, the Company does not believe that a loss is either probable or reasonably estimable and has not set up a loss contingency therefor.

On May 30, 2008, an action entitled *Kurt Shenkel and Carol Ann Shenkel v. Western Exterminator Company, et al. [including AMVAC Chemical Corporation]* was filed with the Superior Court of the State of California, Central District as Case No. BC391795, in which plaintiff Kurt Shenkel, who worked as a landscaper and gardener in Southern California between 1967 and 2007, alleges that he suffered personal injury—specifically, Parkinson's disease—from toxins in the several dozen herbicides and pesticides (including AMVAC's Vapam) distributed and sold by the 29 co-defendants during plaintiff's work history. Plaintiff alleges negligence, strict liability, breach of implied warranty and loss of consortium by defendants for which he seeks compensatory and punitive damages in unspecified amounts, AMVAC believes that the action has no merit and intends to defend it vigorously. Defendants have filed numerous demurrers and motions to dismiss with the court, which, in turn, has stayed consideration of such motions for the time being. Discovery has commenced but has yet to be completed. At this point, the Company believes that, while remotely possible, a loss in this matter is neither probable nor reasonably estimable, and, accordingly, it has not accrued a loss contingency therefor.

On or about October 5, 2009, IBAMA (the Brazilian equivalent of the EPA) served the Company's subsidiary, Amvac do Brasil, with a Notice of Violation alleging that two lots of Granutox 150 (formulated product having phorate as the active ingredient) stored at BASF S.A. (AMVAC's exclusive distributor in Brasil) and FMC Quimica do Brasil Ltda. (which formulates end-use product in that country) were not in compliance with the end-use registration on file with IBAMA. Specifically, IBAMA alleged that the color of the lots (gray) was inconsistent with the description in IBAMA's files (pink). IBAMA also indicated an intention to assess a fine of approximately $285 against Amvac do Brasil. The Company intends to challenge the citation, among other reasons, on the ground that the change in color has to do with the removal of a coloring component and that such removal poses no environmental or toxicity risk. At this stage, the Company believes that a loss in the amount of between $35 and $70 is probable and has set up a loss contingency in the amount of $70.

(Dollars in thousands, except per share data)

(5) Employee Deferred Compensation Plan and Employee Stock Purchase Plan

The Company maintains a deferred compensation plan ("the Plan") for all eligible employees. The Plan calls for each eligible employee, at the employee's election, to participate in an income deferral arrangement under Internal Revenue Code Section 401(k). The plan allows eligible employees to make contributions which cannot exceed 100% of compensation, or the annual dollar limit set by the Internal Revenue Code. The Company matches the first 5% of employee contributions. The Company's contributions to the Plan amounted to $690, $761 and $746 in 2009, 2008 and 2007.

During 2001, the Company's Board of Directors adopted the American Vanguard Corporation Employee Stock Purchase Plan (the "Plan"). The Plan allows eligible employees to purchase shares of common stock through payroll deductions at a discounted price. An aggregate of 200,000 shares of the Company's Common Stock, par value $.10 per share (subject to adjustment for any stock dividend, stock split or other relevant changes in the Company's capitalization) may be sold pursuant to the Plan which is intended to qualify under Section 423 of the Internal Revenue Code. The Plan allows for purchases in a series of offering periods, each six months in duration, with new offering periods (other than the initial offering period) commencing on January 1 and July 1 of each year. The initial offering period commenced on July 1, 2001. Unless terminated earlier by the Company's Board of Directors, the Plan will terminate on December 31, 2010.

Shares of common stock purchased through the Plan for 2009, 2008 and 2007 were 48,492, 42,215 and 44,372, respectively.

(6) Major Customers and Export Sales

In 2009, there were three companies that accounted for 21%, 20% and 10% of the Company's consolidated sales. In 2008, there were three companies that accounted for 18%, 19% and 12% of the Company's consolidated sales. In 2007, there were three companies that accounted for 26%, 22% and 11% of the Company's consolidated sales. These companies are distributors of the Company's products.

The Company primarily sells its products to large distributors and buying cooperatives and extends credit based on an evaluation of the customer's financial condition. The Company had three significant customers who each accounted for approximately 13%, 13% and 9% of the Company's receivables as of December 31, 2009. The Company had three significant customers who each accounted for approximately 23%, 14% and 7% of the Company's receivables as of December 31, 2008. The Company has long-standing relationships with its customers and the Company considers the credit risk to be low.

Worldwide export sales for 2009, 2008 and 2007 were as follows:

	2009	2008	2007
Mexico	$11,423	$12,319	$ 8,468
Canada	7,378	10,918	5,117
South & Central America	6,604	7,599	7,638
Asia	5,214	3,582	3,556
Europe	3,134	2,725	3,110
Africa	2,399	2,727	3,412
Other international	1,812	1,380	1,631
	$37,964	$41,250	$32,932

(Dollars in thousands, except per share data)

(7) Royalties

The Company had various royalty agreements in place extending through December 2008. These agreements relate to the acquisition of certain products as well as licensing arrangements. No agreement contains a minimum royalty provision. Certain royalty agreements contain confidentiality covenants. Royalty expenses were $37, $95 and $368, respectively, for 2009, 2008 and 2007.

(8) Product Acquisitions

All product acquisitions made prior to January 1, 2009 have been accounted for as asset purchases and not businesses pursuant to FASB ASC 805 [FASB 141 and EITF 98-3].

On May 16, 2008, AMVAC completed the acquisition of the Thimet insecticide product line from Aceto Agricultural Chemicals Corporation ("Aceto Ag"). Thimet is used on agricultural crops, mainly potatoes, corn, cotton, rice, sugarcane and peanuts, to protect against chewing and piercing-sucking insect. Purchased assets included registrations, data, know-how and certain inventories. The acquisition was made in connection with the settlement of litigation between AMVAC and Aceto Ag.

On January 16, 2008, AMVAC, pursuant to the provisions of a definitive Sale and Purchase Agreement (the "Agreement"), acquired from Valent U.S.A. Corporation the Orthene® insecticide product line. Orthene is used on agricultural crops, including beans, brussels sprouts, cauliflower, celery, cotton, cranberries, head lettuce, mint and others and ornamental and forests. Under the agreement, AMVAC purchased the proprietary formulation information, registration rights, marketing materials, certain intellectual property rights and existing inventories of the agricultural and professional product lines.

On December 28, 2007, AMVAC, pursuant to the provisions of a definitive Sale and Purchase Agreement (the "Agreement") between AMVAC and BASF, through which AMVAC purchased the global Counter product line from BASF. The Company anticipates growing sales of its Phorate-based product Thimet® (acquired in 2005) and its Counter-based product Counter® in the coming years.

On December 17, 2007, AMVAC acquired the pentachloronitrobenzine fungicide product line from the Crop Protection division of Chemtura Corporation. Included in the purchase were the brands Turfcide® and Terraclor®, highly effective fungicides that control a wide range of diseases in turf and ornamental applications, certain agricultural crops, and as a component of seed treatment dressings. These products are registered in the United States, Canada, Mexico, Brazil, Australia, Turkey, South Africa and a number of other countries.

(Dollars in thousands, except per share data)

The primary identifiable intangible assets of the Company relate to product rights associated with its product acquisitions. These rights, for the most part, consist of product registrations and related data filed with the United States Environmental Protection Agency and state regulatory agencies to support such registrations and other supporting data. The amount of goodwill allocated to the product acquisitions has not been material. The following schedule represents intangible assets recognized in connection with product acquisitions (See Summary of Significant Accounting Policies—Goodwill and Other Intangible Assets for the Company's accounting policy regarding intangible assets):

The following schedule represents intangible assets recognized in connection with product acquisitions (See note 1 for the Company's accounting policy regarding intangible assets):

	Amount
Intangible assets at December 31, 2006	$79,030
Acquisitions during fiscal 2007	10,038
Amortization expense	(3,750)
Intangible assets at December 31, 2007	85,318
Acquisitions during fiscal 2008	10,439
Impact of movement in exchange rates and other adjustments	(336)
Amortization expense	(4,342)
Intangible assets at December 31, 2008	91,079
Acquisitions during fiscal 2009	—
Impact of movement in exchange rates and other adjustments	331
Amortization expense	(4,437)
Intangible assets at December 31, 2009	$86,973

The above amounts represent the total cost recorded during the period for product acquisitions and certain related capitalized expenses incurred in connection with such acquisitions.

The following schedule represents the gross carrying amount and accumulated amortization of the intangible assets recognized in connection with product acquisitions. Intangible assets are amortized over their expected useful lives which range from 15 to 25 years.

	2009	2008
Gross carrying amount	$109,724	$109,393
Accumulated amortization	(22,751)	(18,314)
	$ 86,973	$ 91,079

(Dollars in thousands, except per share data)

The following schedule represents future amortization charges related to intangible assets recognized in connection with product acquisitions:

Year ending December 31,	
2010	$ 4,393
2011	4,393
2012	4,393
2013	4,393
2014	4,393
Thereafter	65,008
	$86,973

The following schedule represents the Company's obligations under product acquisition agreements:

	Amount
Obligations under acquisition agreements at December 31, 2006	$ —
Additional obligations acquired	2,000
Payments on existing obligations	—
Obligations under acquisition agreements at December 31, 2007	2,000
Additional obligations acquired	1,600
Payments on existing obligations	—
Obligations under acquisition agreements at December 31, 2008	3,600
Additional obligations acquired	—
Payments on existing obligations	2,400
Obligations under acquisition agreements at December 31, 2009	$1,200

(9) Commitments

The Company and Eric G. Wintemute entered into a written employment agreement, dated as of January 15, 2008, pursuant to which Mr. Wintemute serves as the Company's President and Chief Executive Officer. Mr. Wintemute's annual base compensation is $546 (increased in early 2009 from $527). In light of the Company's financial performance, in August 2009 Mr. Wintemute took a voluntary 10 percent reduction of his base compensation of indefinite duration such that, as of December 31, 2009, his base annual salary was $491. Mr. Wintemute may receive a bonus in an amount as determined by the Board based on his performance against reasonable qualitative and quantitative benchmarks as determined by the Board. The agreement also provides Mr. Wintemute with certain additional benefits which are customary for executives at this level in the industry, including a car allowance of $1.5 per month and reimbursement for reasonable and customary business expenses. Mr. Wintemute's agreement is of indefinite duration, unless terminated by the Company. If the Company terminates Mr. Wintemute's employment without cause and not due to disability or death, the Company shall pay to Mr. Wintemute an amount equal to two times the average annual cash compensation received by him over the course of the two immediately preceding calendar years. If Mr. Wintemute dies during the term of the agreement, the Company will pay his designated beneficiary any amounts (including salary) and continue any benefits due to Mr. Wintemute under the agreement for 12 months after his death.

(Dollars in thousands, except per share data)

Effective January 5, 2009, Amvac entered into an Employment Agreement with Trevor Thorley under which Mr. Thorley will serve as Executive Vice President and Chief Operating Officer. The agreement contains the following material terms: three year term; annual base salary of $372; in the event of termination without cause during the term of the agreement Mr. Thorley will receive as severance pay an amount equal to the greater of (x) his annual base salary for the remainder of the term (not to exceed two years' annual base salary) and (y) one year's base salary. In light of the Company's financial performance, in August 2009, Mr. Thorley took a voluntary 10 percent reduction of his base compensation of indefinite duration such that, as of December 31, 2009, his base annual salary was $335. Mr. Thorley may receive a bonus in an amount as determined by the Board based on his performance against reasonable qualitative and quantitative benchmarks as determined by the Board. The agreement also provides Mr. Thorley with certain additional benefits which are customary for executives at this level in the industry, including a car allowance of $1.5 per month and reimbursement for reasonable and customary business expenses. In addition, on January 5, 2009, Mr. Thorley was awarded 8,347 shares of restricted stock of the Corporation, which shares will vest in equal tranches on each of the first, second and third anniversary of the date of award as per the terms of a Restricted Stock Agreement. Finally, the Corporation and Mr. Thorley entered into a Change in Control Severance Agreement dated January 5, 2009 which provides, among other things, that if during the Change in Control Period (which expires December 31, 2013), there is a Change of Control (as defined therein) and the Corporation terminates Mr. Thorley's employment without cause, then he will be entitled to receive (subject to the terms thereof) two times his base annual salary, continuation of medical benefits for 24 consecutive months, and an acceleration of his rights to acquire securities of the Corporation.

The Company has various lease agreements for offices as well as long-term ground leases for its facilities at Axis, AL, Hannibal, MO and Marsing, ID. The office leases contain provisions to pass through to the Company its pro-rata share of certain of the building's operating expenses. The long-term ground lease at Axis, AL is for twenty years (commencing May 2001) with up to five automatic renewals of three years each for a total of thirty-five years. The long-term ground lease at Hannibal, MO is for a period of 20 years (commencing December 2007) with automatic one year extensions thereafter, subject to termination with twelve-months notice. The long-term ground lease at Marsing is for a period of 25 years (commencing in May 2008) with automatic twenty-five year extensions thereafter. Rent expense for the years ended December 31, 2009, 2008 and 2007 was $452, $399 and $315. Future minimum lease payments under the terms of the leases are as follows:

Year ending December 31,	
2010	$ 413
2011	135
2012	135
2013	135
2014	135
Thereafter	1,760
	$2,713

(10) Research and Development

Research and development expenses which are included in operating expenses were $4,714, $3,410 and $2,013 for the years ended December 31, 2009, 2008 and 2007.

(Dollars in thousands, except per share data)

(11) Stock Options

Incentive Stock Option Plans ("ISOP")

Under the terms of the Company's ISOP, under which options to purchase 4,296,000 shares of common stock can be issued, all key employees are eligible to receive non-assignable and non-transferable options to purchase shares. The exercise price of any option may not be less than the fair market value of the shares on the date of grant; provided, however, that the exercise price of any option granted to an eligible employee owning more than 10% of the outstanding common stock may not be less than 110% of the fair market value of the shares underlying such option on the date of grant. No options granted may be exercisable more than ten years after the date of grant. The options granted generally vest evenly over a three to five year period, beginning on the date of the grant.

The Company granted incentive stock options to purchase 6,779 shares in 2008 of common stock to employees. The option granted in 2008 vests annually over three years. All options granted are non-assignable and non-transferable. No options were granted in 2009.

Nonstatutory Stock Options ("NSSO")

The Company did not grant any non-statutory stock options during the three years ended December 31, 2009.

Option activity within each plan is as follows:

	Incentive Stock Option Plans	Non-Statutory Stock Options Plans	Weighted Average Price Per Share	Exercisable Weighted Average Price Per Share
Balance outstanding, December 31, 2006	1,820,537	130,680	$ 6.09	$6.13
Options granted ($15.75)	6,349	—	15.75	
Options exercised, range from $1.76—$15.75	(143,466)	(39,840)	4.38	
Options expired	(13,334)	—	(12.94)	
Balance outstanding, December 31, 2007	1,670,086	90,840	$ 6.25	$6.17
Options granted ($14.75)	6,779	—	14.75	
Options exercised, range from $1.76—$8.10	(324,134)	(42,440)	1.25	
Options expired	(9,400)	—	(14.74)	
Balance outstanding, December 31, 2008	1,343,331	48,400	$ 7.22	$7.18
Options exercised, range from $3.52—$3.55	(198,000)	—	3.55	
Options expired	—	(48,400)	(14.45)	
Balance outstanding, December 31, 2009	1,145,331	—	$ 7.55	$7.52

(Dollars in thousands, except per share data)

Information relating to stock options at December 31, 2009 summarized by exercise price is as follows:

	Outstanding Weighted Average			Exercisable Weighted Average	
Exercise Price Per Share	**Shares**	**Remaining Life (Months)**	**Exercise Price**	**Shares**	**Exercise Price**
Incentive Stock Option Plan:					
$3.67—$4.93	552,000	16	$ 3.78	552,000	$ 3.78
$8.10	325,000	11	$ 8.10	325,000	$ 8.10
$11.30—$14.99	268,331	34	$14.64	263,813	$14.64
	1,145,331		$ 7.55	1,140,813	$ 7.52

The weighted average exercise prices for options granted and exercisable and the weighted average remaining contractual life for options outstanding as of December 31, 2008 and 2009 was as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Months)	Intrinsic Value (thousands)
As of December 31, 2008:				
Incentive Stock Option Plans:				
Outstanding	1,343,331	$ 6.96	28	$7,161
Expected to Vest	1,343,331	$ 6.96	28	$7,161
Exercisable	1,336,552	$ 6.92	28	$7,161
Non-statutory Stock Option Plans:				
Options Outstanding	48,400	$14.45	5	$ —
Expected to Vest	48,400	$14.45	5	$ —
Options Exercisable	48,400	$14.45	5	$ —
As of December 31, 2009:				
Incentive Stock Option Plans:				
Outstanding	1,145,331	$ 7.55	28	$2,562
Expected to Vest	1,145,331	$ 7.55	28	$2,562
Exercisable	1,140,813	$ 7.52	28	$2,562
Non-statutory Stock Option Plans:				
Options Outstanding	—	$ —	—	$ —
Expected to Vest	—	$ —	—	$ —
Options Exercisable	—	$ —	—	$ —

The total intrinsic value of options exercised during 2009, 2008 and 2007 was $895, $4,358 and $1,977, respectively. Cash received from stock options exercised during 2009, 2008 and 2007 was $702, $920 and $803, respectively.

(Dollars in thousands, except per share data)

As of December 31, 2009, the Company had approximately $19 of unamortized stock-based compensation expenses related to unvested stock options outstanding. This amount will be recognized over the weighted-average period of 1.2 years. This projected expense will change if any stock options are granted or cancelled prior to the respective reporting periods or if there are any changes required to be made for estimated forfeitures.

Stock Grants

During 2009, the Company issued a total of 135,033 shares of common and restricted stock to certain employees and non-executive board members. Vesting ranges from immediate to three years from the date of the grant. The values of the grants range from $11.73 to $11.98 per share based on the publicly traded share prices. The total value of $1,189 will be recognized over the related service periods. During 2009, 15,206 shares of common stock granted to employees were forfeited.

During 2008, the Company issued a total of 150,355 shares of common and restricted stock to certain employees and non-executive board members. Vesting ranges from immediate to three years from the date of the grant. The values of the grants range from $12.19 to $12.72 per share based on the publicly traded share prices. The total value of $1,845 will be recognized over the related service periods. As of December 31,2008, there remains an un-amortized balance of $1,279. During 2008, 3,500 shares of common stock granted to employees were forfeited.

A status summary of nonvested shares as of and for the year ending December 31, 2009, is presented below:

	Number of Shares	Weighted Average Grant-Date Fair Value
Nonvested shares at January 1, 2009	169,275	$12.43
Granted	135,033	11.39
Vested	(33,845)	10.33
Forfeited	(15,026)	$12.33
Nonvested shares at December 31, 2009	255,437	$12.17

As of December 31, 2009, there remains an un-amortized balance of $1,639, which will be recognized over the remaining weighted-average period service period of 1.8 years. This projected expense will change if there are new stock grant or if existing grants are cancelled prior to the respective reporting period. The Company expects that approximately 96% of all nonvested stock grants will vest during 2010 and 2011. As of December 31, 2009 no restricted stock grants have vested.

(Dollars in thousands, except per share data)

(12) Quarterly Data—Unaudited

Quarterly Data—2009	March 31	June 30	September 30	December 31
Net sales	$44,637	$47,485	$66,371	$50,836
Gross profit	18,556	16,419	21,364	4,087
Net income (loss)	699	(4)	2,097	(8,581)
Basic net income (loss) per share	.03	—	.08	(.32)
Diluted net income (loss) per share	.03	—	.08	(.32)
Quarterly Data—2008				
Net sales	$40,934	$57,908	$67,636	$71,060
Gross profit	17,736	23,612	28,786	30,997
Net income	1,733	4,342	6,029	7,915
Basic net income per share	.07	.16	.23	.30
Diluted net income per share	.06	.16	.22	.29

Note: Totals may not agree with full year amounts due to rounding and separate calculations each quarter.

Significant Fourth Quarter Adjustments

The Company took a onetime non-cash charge in the amount of $13,509 in the fourth quarter of 2009 relating to inventory cost reductions arising primarily from our assessment of net realizable value.

EXHIBIT INDEX
ITEM 15

Exhibit Number	Description of Exhibit
3.1	Amended and Restated Certificate of Incorporation of American Vanguard Corporation (filed as Exhibit 3.1 to the Company's Form 10-K for the year ended December 31, 2003, which was filed on March 30, 2004 with the Securities Exchange Commission and incorporated herein by reference).
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation of American Vanguard Corporation (filed as Exhibit 3.2 to the Company's Form 10-Q/A for the period ended June 30, 2004, which was filed with the Securities Exchange Commission on February 23, 2005 and incorporated herein by reference).
3.3	Amended and Restated Bylaws of American Vanguard Corporation (filed as Exhibit 3.1 to the Company's Form 10-Q for the period ended March 31, 2008, which was filed with the Securities Exchange Commission on May 12, 2008 and incorporated herein by reference.)
4	Form of Indenture (filed as Exhibit 4 to the Company's Registration Statement on Form S-3 (File No. 333-122981) and incorporated herein by reference).
10.1	American Vanguard Corporation Employee Stock Purchase Plan (filed as Appendix B to the Company's Proxy Statement filed with the Securities and Exchange Commission on May 31, 2001 and incorporated herein by reference).
10.2	American Vanguard Corporation Fourth Amended and Restated Stock Incentive Plan (filed as Appendix A to the Company's Proxy Statement filed with the Securities and Exchange Commission on May 11, 2004 and incorporated herein by reference).
10.3	Form of Incentive Stock Option Agreement under the American Vanguard Corporation Fourth Amended and Restated Stock Incentive Plan, (filed as Exhibit 10.3 with the Company's Annual Report on Form 10-K for the period ended December 31, 2004, which was filed with the Securities and Exchange Commission on March 16, 2005 and incorporated herein by reference).
10.4	Form of Non-Qualified Stock Option Agreement under the American Vanguard Corporation Fourth Amended and Restated Stock Incentive Plan, (filed as Exhibit 10.4 with the Company's Annual Report on Form 10-K for the period ended December 31, 2004, which was filed with the Securities and Exchange Commission on March 16, 2005 and incorporated herein by reference).
10.5	Employment Agreement between American Vanguard Corporation and Eric G. Wintemute dated January 15, 2008 (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the Securities Exchange Commission on March 17, 2008 and incorporated herein by reference).
10.8	Form of Change of Control Severance Agreement, dated effective as of January 1, 2004, between American Vanguard Corporation and its executive and senior officers (filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2004, which was filed with the Securities Exchange Commission on May 10, 2005 and incorporated herein by reference.)
10.9	Form of Amendment of Change of Control Severance Agreement, dated effective as of July 11, 2008, between American Vanguard Corporation and named executive officers and senior officers (filed as Exhibit 99.1 to the Company's Form 8-K, which was filed on July 11, 2008 with the Securities and Exchange Commission and incorporated herein by reference).
10.10	Form of Indemnification Agreement between American Vanguard Corporation and its Directors (filed with the Company's Annual Report on Form 10-K for the period ended December 31, 2004, which was filed with the Securities and Exchange Commission on March 16, 2005 and incorporated herein by reference).
10.11	Description of Compensatory Arrangements Applicable to Non-Employee Directors for 2005 (filed as Exhibit 10.1 to the Company's Form 8-K, which was filed with the Securities and Exchange Commission on June 15, 2005 and incorporated herein by reference).

Exhibit Number	Description of Exhibit
10.12	Employment Agreement dated as of January 5, 2008 between AMVAC Chemical Corporation and Trevor Thorley (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the period ended December 31, 2008 which was filed with the Securities Exchange Commission on March 13, 2009 and incorporated herein by reference).
10.13	Form of Restricted Stock Agreement between American Vanguard Corporation and named executive officers (filed as Exhibit 99.1 to the Company's Form 8-K, which was filed with the Securities Exchange Commission on July 24, 2008 and incorporated herein by reference).
10.14	Credit Agreement dated as of December 19, 2006 by and among AMVAC Chemical Corporation and certain affiliates and a syndicate of commercial lenders led by the Bank of the West (filed as Exhibit 10.14 to the Company's Annual Report on Form 10-K for the period ended December 31, 2006 which was filed with the Securities Exchange Commission on March 14, 2007 and incorporated herein by reference).
10.15	First Amendment to Credit Agreement dated as of March 5, 2010 by and among AMVAC Chemical Corporation (and certain affiliates) and a syndicate of commercial lenders led by the Bank of the West (filed as Exhibit 10.1 to the Company's Form 8-K, which was filed with the Securities Exchange Commission on March 8, 2010 and incorporated herein by reference).
21	List of Subsidiaries of the Company.*
23	Consent of BDO Seidman, LLP, Independent Registered Public Accounting Firm.*
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32.1	Certifications Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

* Filed herewith.

EXHIBIT 21

AMERICAN VANGUARD CORPORATION AND SUBSIDIARIES

LISTING OF SUBSIDIARIES

Subsidiaries of the Company and the jurisdiction in which each company was incorporated are listed below. Unless otherwise indicated parenthetically, 100% of the voting securities of each subsidiary are owned by the Company. All companies indicated with an asterisk (*) are subsidiaries of AMVAC. All of the following subsidiaries are included in the Company's consolidated financial statements:

AMVAC Chemical Corporation	California
GemChem, Inc.	California
2110 Davie Corporation (formerly ABSCO Distributing)	California
AMVAC Chemical UK Ltd.*	Surrey, England
AMVAC Chemical GmbH	Switzerland
AMVAC do Brasil Representácoes Ltda	Brasil
Agroservicios Amvac, SA de CV	Mexico
Quimica Amvac de Mexico SA de CV	Mexico
AMVAC de Costa Rica Sociedad Anonima	Costa Rica
Environmental Mediation, Inc.	California
Calhart Corporation	California
Manufacturers Mirror & Glass Co., Inc.	California
Todagco (80%)*	California
American Vanguard Corporation of Imperial Valley (90%)*	California
AMVAC Ag-Chem*	California
AMVAC Chemical Corporation-Nevada*	Nevada

Exhibit 23

Consent of Independent Registered Public Accounting Firm

American Vanguard Corporation
Newport Beach, CA

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-125813, 333-102381, 333-76218 and 333-64220) of American Vanguard Corporation of our reports dated March 10, 2010, relating to the consolidated financial statements and financial statement schedule, and the effectiveness of American Vanguard Corporation's internal control over financial reporting, which appears in this Form 10-K.

/s/ BDO Seidman, LLP
Los Angeles, CA

March 10, 2010

Exhibit 31.1

AMERICAN VANGUARD CORPORATION

CHIEF EXECUTIVE OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Eric G. Wintemute, certify that:

1. I have reviewed this report on Form 10-K of American Vanguard Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosures controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2010

/s/ ERIC G. WINTEMUTE

Eric G. Wintemute
Chief Executive Officer

Exhibit 31.2

AMERICAN VANGUARD CORPORATION

CHIEF FINANCIAL OFFICER CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David T. Johnson, certify that:

1. I have reviewed this report on Form 10-K of American Vanguard Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) evaluated the effectiveness of the registrant's disclosure controls and procedures, and presented in this report our conclusions about the effectiveness of the disclosures controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an Annual Report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):
   (a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2010

/s/ DAVID T. JOHNSON

David T. Johnson
Chief Financial Officer

Exhibit 32.1

AMERICAN VANGUARD CORPORATION

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of American Vanguard Corporation (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned Chief Executive Officer and Chief Financial Officer of the Company hereby certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002 that based on their knowledge (1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and (2) the information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company as of and for the periods covered in the Report.

/s/ ERIC G. WINTEMUTE

Eric G. Wintemute,
Chief Executive Officer

/s/ DAVID T. JOHNSON

David T. Johnson
Chief Financial Officer

March 10, 2010

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to American Vanguard Corporation and will be retained by American Vanguard Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished to the Securities and Exchange Commission as an exhibit to the Form 10-K and shall not be considered filed as part of the Form 10-K.

DIRECTORS

Herbert A. Kraft Co-Chairman
Elected a Director in 1969

Glenn A. Wintemute Co-Chairman
Elected a Director in 1971

Eric G. Wintemute Director
President, Chief Executive Officer
Elected a Director in 1994

John B. Miles Director
Elected a Director in 1999

Carl R. Soderlind Director
Elected a Director in 2000

Irving J. Thau Director
Elected a Director in 2003

Lawrence S. Clark Director
Elected a Director in 2006

John L. Killmer Director
Elected a Director in 2008

OFFICERS

American Vanguard Corporation

Eric G. Wintemute
President
Chief Executive Officer

David T. Johnson
Vice President
Chief Financial Officer
Treasurer

Timothy J. Donnelly
Vice President
General Counsel
Secretary

AMVAC Chemical Corporation

Trevor Thorley
Executive Vice President
Chief Operating Officer

Glen D. Johnson
Senior Vice President
Director of Business Development

Doug Ashmore
Vice President
Director of Manufacturing

Ian S. Chart
Vice President
Director of Regulatory Affairs

GemChem, Inc.

Robert F. Gilbane
President

CORPORATE INFORMATION

Executive Offices

American Vanguard Corporation
4695 MacArthur Court, Suite 1250
Newport Beach, California 92660
(949) 260-1200

Investor Relations

William A. Kuser
Director of Investor Relations
and Corporate Communications
(949) 260-1200

Corporate Website

http://www.american-vanguard.com

Operating Subsidiaries

AMVAC Chemical Corporation
4100 East Washington Boulevard
Los Angeles, California 90023
(323) 264-3910

Environmental Mediation, Inc.
4695 MacArthur Court, Suite 1250
Newport Beach, California 92660
(949) 476-9109

GemChem, Inc.
95 River Road, Suite B
Canton, Connecticut 06019
(860) 693-1331

AMVAC do Brasil Representações Ltda
Brasil

AMVAC de Costa Rica S.A.
Costa Rica

Quimica Amvac de Mexico S.A. de C.V.
Mexico

AMVAC Switzerland GmbH
Switzerland

AMVAC Chemical UK Ltd.
United Kingdom

Annual Meeting

The Annual Meeting of American Vanguard Corporation's stockholders will be held at the Fairmont Hotel, 4500 MacArthur Boulevard, Newport Beach, California on Thursday, June 10, 2010 starting at 11:00 a.m. Stockholders of record at the close of business April 23, 2010, are entitled to notice of, and to vote at, the Annual Meeting. Stockholders who plan to attend the Annual Meeting are encouraged to RSVP using the contact information shown on the front page of the proxy statement.

Form 10-K

Additional copies are available to stockholders, without cost, upon written request to the Chief Financial Officer of the Company at 4695 MacArthur Court, Suite 1250, Newport Beach, California 92660.

Independent Auditors

BDO Seidman, LLP
Los Angeles, California

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com


AMERICAN VANGUARD CORPORATION

4695 MacArthur Court
Newport Beach, California 92660